Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Poseida Therapeutics, Inc.

at

$9.00 per share in cash, plus one non-transferable contingent value right per share representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per share in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates by

Blue Giant Acquisition Corp.,

a wholly owned subsidiary of

Roche Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 7, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”), DATED AS OF NOVEMBER 25, 2024, AMONG ROCHE HOLDINGS, INC., A DELAWARE CORPORATION (“PARENT”), BLUE GIANT ACQUISITION CORP., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“OFFEROR”), AND POSEIDA THERAPEUTICS, INC., A DELAWARE CORPORATION (“POSEIDA”). OFFEROR IS OFFERING TO PURCHASE ALL OF THE SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER SHARE (THE “SHARES”), OF POSEIDA FOR (I) $9.00 PER SHARE, IN CASH, WITHOUT INTEREST (THE “CASH AMOUNT”) LESS ANY APPLICABLE WITHHOLDING TAXES, PLUS (II) ONE NON-TRANSFERABLE CONTINGENT VALUE RIGHT (EACH, A “CVR”) PER SHARE, REPRESENTING THE RIGHT TO RECEIVE CERTAIN CONTINGENT PAYMENTS OF UP TO AN AGGREGATE AMOUNT OF $4.00 PER SHARE IN CASH, WITHOUT INTEREST LESS ANY APPLICABLE WITHHOLDING TAXES, UPON THE ACHIEVEMENT OF CERTAIN SPECIFIED MILESTONES ON OR PRIOR TO THE APPLICABLE MILESTONE OUTSIDE DATES IN ACCORDANCE WITH THE TERMS AND CONDITIONS SET FORTH IN THE CONTINGENT VALUE RIGHTS AGREEMENT, (THE “CVR AGREEMENT”) TO BE ENTERED INTO WITH A RIGHTS AGENT (THE “RIGHTS AGENT”) MUTUALLY AGREEABLE TO PARENT AND POSEIDA (THE CASH AMOUNT PLUS THE CVR, COLLECTIVELY, OR ANY DIFFERENT AMOUNT THAT MAY BE PAID PURSUANT TO THE OFFER TO THE EXTENT PERMITTED UNDER THE MERGER AGREEMENT, THE “OFFER CONSIDERATION”), UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH THIS OFFER TO PURCHASE, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. THE MERGER AGREEMENT PROVIDES THAT, SUBJECT TO THE SATISFACTION OF THE CONDITIONS IN THE MERGER AGREEMENT, AS SOON AS PRACTICABLE FOLLOWING THE CONSUMMATION OF THE OFFER, OFFEROR WILL BE MERGED WITH AND INTO POSEIDA, WITH POSEIDA CONTINUING AS THE SURVIVING CORPORATION AND BECOMING A WHOLLY OWNED SUBSIDIARY OF PARENT (THE “MERGER”), WITHOUT A VOTE OF THE STOCKHOLDERS OF POSEIDA IN ACCORDANCE WITH SECTION 251(H) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”).

i

THE BOARD OF DIRECTORS OF POSEIDA (THE “POSEIDA BOARD”) HAS UNANIMOUSLY (I) DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE CVR AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, POSEIDA AND ITS STOCKHOLDERS, (II) APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE BY POSEIDA OF THE MERGER AGREEMENT AND THE CONSUMMATION OF TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND APPROVED THE CVR AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, (III) RESOLVED THAT THE MERGER WILL BE EFFECTED UNDER SECTION 251(H) OF THE DGCL AND (IV) RESOLVED TO RECOMMEND THAT POSEIDA’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO OFFEROR PURSUANT TO THE OFFER. POSEIDA HAS BEEN ADVISED THAT ALL OF ITS DIRECTORS AND EXECUTIVE OFFICERS CURRENTLY INTEND TO TENDER, OR CAUSE TO BE TENDERED PURSUANT TO THE OFFER, ALL OF THEIR TRANSFERRABLE SHARES HELD OF RECORD AND BENEFICIALLY OWNED BY SUCH PERSONS IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER. THE FOREGOING DOES NOT INCLUDE ANY SHARES OVER WHICH, OR WITH RESPECT TO WHICH, ANY SUCH EXECUTIVE OFFICER OR DIRECTOR ACTS IN A FIDUCIARY OR REPRESENTATIVE CAPACITY OR IS SUBJECT TO THE INSTRUCTIONS OF A THIRD PARTY WITH RESPECT TO SUCH TENDER.

THERE IS NO FINANCING CONDITION TO THE OFFER. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER (AND “RECEIVED” AS DEFINED IN SECTION 251(H) OF THE DGCL) THAT NUMBER OF SHARES THAT WERE NOT VALIDLY WITHDRAWN AND THAT, WHEN ADDED TO ANY SHARES OWNED BY PARENT AND ITS AFFILIATES (EXCLUDING ANY SHARES TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES THAT HAVE NOT YET BEEN “RECEIVED”), REPRESENTS AT LEAST ONE MORE SHARE THAN 50% OF THE TOTAL NUMBER OF SHARES OUTSTANDING AT THE TIME OFFEROR ACCEPTS SUCH TENDERED SHARES FOR PAYMENT. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS, IS PROVIDED HEREIN UNDER THE HEADING “SUMMARY TERM SHEET.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

December 9, 2024

IMPORTANT

If you desire to tender all or any portion of your shares of Poseida common stock in the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate or book-entry stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Citibank, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•

If you are a record holder and your Shares are certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent for the Offer, toll free, at (800) 322-2885 (or please call (212) 929-5500 if you are located outside the U.S. or Canada) or email them at tenderoffer@mackenziepartners.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•

If you hold your shares of Poseida common stock through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal, the certificates for the Shares (or the completion of procedures for transfer of book-entry Shares) and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled for one minute following 11:59 p.m., New York City time on January 7, 2025, unless the Offer is extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase are followed. Delivery of Shares will be deemed made only when actually received by the Depositary.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

* * *

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

Blue Giant Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Roche Holdings, Inc. (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Poseida Therapeutics, Inc. (“Poseida”) for (i) $9.00 per Share, in cash, without interest (the “Cash Amount”) less any applicable withholding taxes, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share in cash, without interest less any applicable withholding taxes, upon the achievement of certain specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement, (the “CVR Agreement”) to be entered into with a rights agent (the “Rights Agent”) mutually agreeable to Parent and Poseida (the Cash Amount plus the CVR, collectively, or any different amount that may be paid pursuant to the Offer to the extent permitted under the Merger Agreement, the “Offer Consideration”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) and pursuant to the Agreement and Plan of Merger, dated as of November 25, 2024, among Parent, Offeror and Poseida (as may be amended or supplemented from time to time, the “Merger Agreement”). The following are some of the questions you, as a Poseida stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer. You should carefully read this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. The information concerning Poseida contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided by Poseida to Parent and Offeror or has been taken from, or is based upon, publicly available documents or records of Poseida on file with the SEC or other public sources at the time of the Offer. Parent and Offeror have not independently verified the accuracy and completeness of such information. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Offeror, and the terms “you” and “your” refer to the stockholders of Poseida.

Securities Sought	All of the outstanding shares of common stock, par value $0.0001 per share, of Poseida.

Price Offered Per Share	(i) $9.00 per Share, in cash, without interest and subject to deduction for any applicable withholding taxes, plus (ii) one non-transferable CVR representing the right to receive certain contingent payments of up to an aggregate of $4.00 per Share in cash, without interest and subject to deduction for any applicable withholding taxes, on the achievement of the specified milestones on or prior to the applicable milestone outside dates, on the terms and subject to the other conditions set forth in the CVR Agreement.

Scheduled Expiration of Offer	One minute following 11:59 p.m., New York City time, on January 7, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement.

Offeror	Blue Giant Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation.

Poseida Board Recommendation	The Poseida’s board of directors (the “Poseida Board”) unanimously resolved to recommend that Poseida stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.

Who is offering to buy my securities?

Our name is Blue Giant Acquisition Corp. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding shares of common stock of Poseida and completing the process by which we will be merged with and into Poseida. We are a wholly owned subsidiary of Parent, a Delaware corporation and an indirect subsidiary of Roche Holding Ltd, a Swiss joint-stock company. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Offeror and Parent.”

What are the classes and amounts of securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of Poseida common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer to purchase the entire equity interest in Poseida. If the Offer is consummated, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the DGCL and other applicable legal requirements, Parent intends immediately thereafter to cause Offeror to merge with and into Poseida (the “Merger”), with Poseida continuing as the surviving corporation and a wholly owned subsidiary of Parent. Upon consummation of the Merger, Poseida will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $9.00 per Share, in cash, without interest and subject to deduction for any applicable withholding taxes, plus one non-transferable CVR representing the right to receive certain contingent payments of up to an aggregate of $4.00 per Share in cash, without interest and subject to deduction for any applicable withholding taxes, upon the achievement of the specified milestones on or prior to the applicable milestone outside dates, on the terms and subject to the other conditions set forth in the CVR Agreement. If you are the record holder of your Shares (i.e., a stock certificate or book-entry stock has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the shares?

Yes. Based upon Poseida’s filings with the SEC and more recent information provided to us by Poseida, we estimate that we will need approximately $1.0 billion to acquire Poseida pursuant to the Offer and the Merger, to pay amounts payable in respect of certain warrants to purchase shares and certain outstanding stock options and restricted stock units under the Poseida incentive award plans, to pay related fees and expenses, and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. In addition, we estimate that we will need approximately $500 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the specified milestones are achieved on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the CVR Agreement. Roche Holding Ltd and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Roche Holding Ltd’s or its controlled affiliates’ general corporate funds and commercial paper program.

The Offer is not conditioned upon any financing arrangements or the funding thereof. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

the Offer is being made for all outstanding Shares solely for cash plus one non-transferable contingent value right per Share representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates;

•

as described above, we, through Roche Holding Ltd and its controlled affiliates, will have sufficient funds to acquire all shares validly tendered, and not validly withdrawn, in the Offer, to provide funding for the Merger, which is expected to follow as promptly as practicable following the completion of the Offer and to timely pay any of the Milestone Payment Amounts (as defined in the CVR Agreement) if they become due;

•	consummation of the Offer and the Merger is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.

See “The Offer—Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered in accordance with the terms of the Offer (and “received” as defined in Section 251(h) of the DGCL) that number of Shares that were not validly withdrawn and that, when added to any Shares owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”), represents at least one more Share than 50% of the total number of Shares outstanding at the time Offeror accepts such tendered Shares for payment (such time, the “Offer Acceptance Time”, and such condition related to the number of Shares tendered, the “Minimum Condition”);

•

(A) the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (and any extensions thereof) applicable to the acquisition of the Shares pursuant to the Offer and the consummation of the Merger having expired or been terminated, (B) the applicable waiting periods under the applicable antitrust laws in specified jurisdictions having expired or been terminated and the applicable consents or approvals required under the applicable antitrust laws in specified jurisdictions having been obtained, and (C) any of the actions, events or circumstances under the applicable antitrust laws in specified jurisdictions having not occurred; and

•	no law or judgment, ruling, order, writ, injunction, or decree (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body (a “Restraint”) shall be in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer and no governmental body with competent jurisdiction having instituted any legal proceeding that would be a Restraint on any party’s ability to consummate the Offer or the Merger or that would be a Burdensome Condition (as defined below) (such requirement as it relates to any antitrust laws, together with the requirements set forth in the bullet immediately above, collectively, the “Regulatory Condition”).

The Offer is subject to other conditions in addition to those set forth above, which are described in more detail in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

With respect to the Minimum Condition, each of Malin Life Sciences Holdings Limited (“Malin”) and certain entities affiliated with Pentwater Capital Management (collectively, “Pentwater” and, collectively with Malin, the “Supporting Stockholders”) have entered into tender and support agreements (the “Support Agreements”) with Parent and Offeror pursuant to which, among other things, each Supporting Stockholder has agreed to tender its Shares in the Offer. As of November 25, 2024, Malin and Pentwater owned approximately 12.1% and 6.1%, respectively, of all outstanding Shares. In accordance with the terms of the Support Agreements, Parent has consented to the transfer by Pentwater during the time the Support Agreements are in effect of (i) up to 30% of the Shares held by Pentwater as of the date of the Support Agreements and (ii) any Shares acquired by Pentwater after the date of the Support Agreements, subject to certain conditions. See “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreements.”

Is there an agreement governing the Offer?

Yes. Parent, Offeror and Poseida have entered into the Agreement and Plan of Merger, dated as of November 25, 2024. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Offeror with and into Poseida. If the Minimum Condition is satisfied and we consummate the Offer, we intend to effect the Merger without any action by the stockholders of Poseida pursuant to Section 251(h) of the DGCL. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

What is the CVR and how does it work?

At or prior to the Offer Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement, governing the terms of the CVRs to be received by the Poseida stockholders and holders of certain options and restricted stock units. Each CVR represents a contractual contingent value right that entitles the holder thereof to receive certain contingent cash payments of up to an aggregate of $4.00 per Share in cash, without interest and subject to deduction for any applicable withholding taxes, payable to the Rights Agent for the benefit of the holders of CVRs, if the following milestones are achieved (each, a “Milestone”):

•

Milestone 1: $2.00 per Share in cash, upon the initiation of the first pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication (“Milestone 1” and such payment, the “Milestone 1 Payment”), if Milestone 1 is achieved on or before December 31, 2028 (the “Milestone 1 Outside Date”);

•

Milestone 2: $1.00 per Share in cash, upon initiation of the first pivotal study of a P-CD19CD20-ALLO1 product or of a P-BCMACD19-ALLO1 product for the treatment of an autoimmune indication, including systemic lupus erythematosus or multiple sclerosis (“Milestone 2” and such payment, the “Milestone 2 Payment”), if Milestone 2 is achieved on or before December 31, 2034 (the “Milestone 2 Outside Date”); and

•

Milestone 3: $1.00 per Share in cash, upon the first commercial sale of a P-BCMA-ALLO1 product for the treatment of any indication (“Milestone 3” and such payment, the “Milestone 3 Payment” and, together with the Milestone 1 Payment and Milestone 2 Payment, the “Milestone Payments”), if Milestone 3 is achieved on or before December 31, 2031 (the “Milestone 3 Outside Date” and together with the Milestone 1 Outside Date and the Milestone 2 Outside Date, each, a “Milestone Outside Date”).

The rights to payment described above are solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interest in Parent, Offeror or Poseida or their respective affiliates and will not be transferrable except in the limited circumstances described below. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors under applicable law with respect to the Milestone Payment amounts that may be payable. For more information on the CVR Agreement and CVRs, see “The Offer—Section 13—The Transaction Documents—CVR Agreement.”

Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that some or all Milestones described above will not be achieved on or prior to the applicable Milestone Outside Dates, in which case you will receive only the Cash Amount for any Shares you tender in the Offer and only certain of or none of the Milestone Payments with respect to your CVR. It is not possible to know at this time whether any Milestone Payment will become payable with respect to the CVR.

The CVR Agreement requires Parent (directly or through its affiliates) to, and obligate its licensees to, use commercially reasonable efforts to (i) initiate one pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication and (ii) initiate one phase II clinical trial or one pivotal study of a P-CD19CD20-ALLO1 product for the treatment of multiple sclerosis or systemic lupus erythematosus and, is obligated to refrain from any conduct that is undertaken with the express intent of avoiding the achievement of any Milestone described above or the achievement of any Milestone described above prior to its applicable Milestone Outside Date. There can be no assurance that any of the Milestones will be achieved on or prior to the applicable Milestone Outside Dates or that any of the Milestone Payments described above will be made.

See “The Offer—Section 13—The Transaction Documents—CVR Agreement.”

May I transfer my CVRs?

The CVRs will not be transferable by you except:

•	upon your death, by will or intestacy;

•	by instrument to an inter vivos or testamentary trust in which the CVRs are passed to your beneficiaries upon your death;

•	pursuant to a court order (including in connection with a bankruptcy or liquidation);

•

by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

•

in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary to the extent allowable by The Depository Trust Company;

•	if you are a partnership or limited liability company, a distribution by you to your partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction); or

•	in the case if you abandon the CVRs by transfer to Parent without consideration therefor, via delivery of a written notice of such abandonment to Parent.

For more information on the CVRs, see “The Offer—Section 13—The Transaction Documents—CVR Agreement.”

What does the Poseida Board think about the Offer?

The Poseida Board unanimously:

•

determined that the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of Poseida and its stockholders;

•

approved the execution, delivery and performance by Poseida of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and approved the CVR Agreement and the transactions contemplated thereby;

•	resolved that the Merger will be effected under Section 251(h) of the DGCL; and

•	resolved to recommend that Poseida’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.

Poseida will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC indicating the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement and the transactions contemplated thereby by the Poseida Board and Poseida Board’s recommendation that Poseida’s stockholders tender their shares to Offeror pursuant to the Offer.

See “The Offer—Section 11—Background of the Offer; Contacts with Poseida” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

Will a meeting of Poseida stockholders be required to approve the Merger?

No. If the Offer is consummated, we do not anticipate seeking the approval of Poseida’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquiror equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Poseida stockholders, in accordance with Section 251(h) of the DGCL.

See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights.”

Have any Poseida stockholders agreed to tender their Shares?

Yes. Each of Malin and Pentwater has entered into Support Agreements with Parent and Offeror pursuant to which, among other things, those stockholders have agreed to tender their shares in the Offer. As of the date of entry into the Support Agreements on November 25, 2024, Malin and Pentwater owned approximately 12.1% and 6.1%, respectively, of all outstanding Shares. In accordance with the terms of the Support Agreements, Parent has consented to the transfer by Pentwater during the time the Support Agreements are in effect of (i) up to 30% of the Shares held by Pentwater as of the date of the Support Agreements and (ii) any Shares acquired by Pentwater after the date of the Support Agreements, subject to certain conditions. See “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreements.”

How long do I have to tender my shares in the Offer?

You have until one minute following 11:59 p.m., New York City time, on January 7, 2025 unless the Offer is extended or earlier terminated as permitted by the Merger Agreement, to tender your shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to the Depositary (as defined herein), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have additional time to tender your shares. Please be aware that if your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer.

When and how will I be paid for my tendered shares?

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions to the Offer” are satisfied or waived as of the expiration of the Offer, we will pay for all validly tendered and not validly withdrawn shares promptly after the date of expiration of the Offer (but in no event more than three business days thereafter).

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the Depositary of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares.

Can the Offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than ten business days each (or such longer period as Parent and Poseida may mutually agree) until such time as such conditions shall have been satisfied or waived, except that if the sole then-unsatisfied condition to the Offer is the Minimum Condition, we will not be required to extend the Offer beyond the expiration date that immediately follows the satisfaction of the Regulatory Condition for more than four occasions in consecutive periods of up to ten business days each. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules and regulations of the Nasdaq Stock Market (“Nasdaq”) or applicable law. Notwithstanding the foregoing, Offeror is not obligated or, in the absence of Poseida’s prior written consent, permitted, to extend the Offer beyond the Outside Date. See the section titled “Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.” The “Outside Date” means May 25, 2025, unless otherwise extended to August 25, 2025 or November 25, 2025, in each case, pursuant to the terms of the Merger Agreement. See “The Offer—Section 1—Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m. New York City time, on the business day after the day on which the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”

Will you provide a subsequent offering period?

We do not presently intend to offer a subsequent offering period and are not permitted by the Merger Agreement to do so without Poseida’s consent.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

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If you hold your Shares directly as the registered owner (i.e., a stock certificate or book-entry stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein and send it with your stock certificate to Citibank, N.A., the depositary for the Offer (the “Depositary”) or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

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If you hold your Shares directly as the registered owner and your Shares are certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 if you are located outside of the U.S. or Canada) or email them at tenderoffer@mackenziepartners.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

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If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

How do I tender shares that are not represented by a certificate?

If you directly hold book-entry shares in an account with Poseida’s transfer agent, Computershare Trust Company, N.A., you should follow the instructions for book-entry transfer of your shares as described in Section 3 of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your book-entry shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your book-entry shares be tendered.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the Offer at any time prior to the expiration time of the Offer (as it may be extended from time to time). See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the shares. See “The Offer—Section 4—Withdrawal Rights.”

Can holders of Poseida-issued warrants, stock options, restricted stock units and/or shares purchasable under the Poseida 2020 Employee Stock Purchase Plan participate in the Offer?

The Offer is only for outstanding shares of common stock of Poseida and not for any Poseida-issued warrants (“Warrants”), options to purchase shares (“Options”), restricted stock units (“RSUs”) or shares purchasable under the Poseida 2020 Employee Stock Purchase Plan (as amended from time to time) (“Poseida ESPP”).

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Warrants – In accordance with the terms of the applicable Warrant, if you hold an exercised Warrant as of immediately prior to the Offer Acceptance Time, and contingent upon the occurrence of the Offer Acceptance Time, any Shares underlying such Warrant will, upon exercise of such Warrant, in accordance with the terms thereof, be treated in the same manner as each Share outstanding immediately prior to the effective time of the Merger. Any Warrant that is not exercised prior to the Offer Acceptance Time and any Warrant outstanding as of immediately prior to the Offer Acceptance Time that has an exercise price per share equal to or greater than the Cash Amount will expire and terminate automatically, in each case as of immediately prior to the Offer Acceptance Time without any payment being made in respect thereof. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Poseida Warrants.”

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Options – Immediately prior to the effective time of the Merger, each then-outstanding Option will fully vest and become exercisable, and to the extent not exercised prior to the effective time of the Merger, will be canceled and converted into the right to receive from the Surviving Corporation (as defined below) or a bank or trust designated by Parent and reasonably acceptable to Poseida to act as depository agent and payment agent in the transactions (the “Payment Agent”), as applicable, (A) an amount in cash, without interest and subject to deduction for applicable withholding taxes, equal to the product of: (1) the excess, if any, of the Cash Amount over the exercise price per share of each such Option; and (2) the number of shares of common stock underlying such Option immediately prior to the effective time of the Merger and (B) one CVR in respect of each share of common stock underlying such Option (clauses (A) and (B) collectively, the “Option Consideration”); provided that, if the exercise price per share of any such Option is equal to or greater than the Cash Amount, but less than $13.00 (any such Option, an “Underwater Option”), then such Underwater Option will not be entitled to any payment of the Cash Amount, and any Option that has an exercise price per share equal to or greater than $13.00 will be canceled as of immediately prior to the effective time of the Merger without any payment. Each Underwater Option will be canceled and converted into the right to receive the CVR included in the Option Consideration with respect to each Share underlying that Underwater Option, and thereafter may become entitled to receive, without interest and subject to deduction for applicable withholding taxes, at each time a Milestone Payment becomes due and payable under the terms of the CVR Agreement, if ever, an amount in cash equal to the product of (i) the total number of Shares underlying such Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Cash Amount plus the amount of such Milestone Payment plus the amount of any other Milestone Payments that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per share with respect to such Underwater Option plus the Milestone Payment Amounts (as such term is defined in the CVR Agreement), if any, previously paid pursuant to the CVR Agreement to the former holder of such Underwater Option in respect of each CVR granted in respect of such Underwater Option. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Poseida Stock Options.”

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RSUs – Immediately prior to the effective time of the Merger, (i) each then-outstanding RSU that is not a 2025 Company RSU (as defined in the Merger Agreement) will vest in full and immediately thereafter be canceled, with the holder of any such RSU becoming entitled to receive from the Surviving Corporation (as defined below) or the Payment Agent, as applicable, (A) an amount in cash, without interest and subject to deduction for applicable withholding taxes, equal to (x) the Cash Amount multiplied by (y) the number of shares subject to that RSU immediately prior to the closing of the Merger, and (B) one CVR in respect of each Share subject to that RSU (clauses (A) and (B) together, the “RSU Consideration”), and (ii) each then-outstanding 2025 Company RSU will be canceled and converted into the right to receive, without interest and subject to deduction for applicable withholding taxes, the RSU Consideration, which will vest and become payable by Parent, the Surviving Corporation (as defined below) or the Payment Agent, as applicable, to the holder thereof in accordance with the vesting schedule and terms and conditions applicable to such 2025 Company RSU immediately prior to the effective time of the Merger. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Poseida Restricted Stock Units.”

Will the Offer be followed by a Merger if not all of the shares are tendered in the Offer? If the Offer is completed, will Poseida continue as a public company?

If we purchase at least one more Share than 50% of the total number of Shares in the Offer and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, we will effect the Merger of Offeror into Poseida as promptly as practicable in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of Poseida pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without Poseida’s consent to) accept shares for purchase in the Offer nor will we be able to consummate the Merger.

However, if the Offer is consummated, we expect to complete the Merger pursuant to the applicable provisions of the DGCL, after which the surviving corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. If the Merger takes place, all remaining stockholders (other than Poseida, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware law) will receive the price per share paid in the Offer. See the “Introduction” to this Offer to Purchase and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—Appraisal Rights.”

If I decide not to tender, how will the Offer affect my shares?

If the Merger takes place between Poseida and Offeror, Poseida stockholders not tendering their shares in the Offer (other than Poseida, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware law) will receive cash in an amount equal to the price per share paid in the Offer, subject to deduction for any applicable withholding taxes, plus one CVR per share. If we accept and purchase shares in the Offer, we will consummate the Merger as soon as practicable without a vote of or any further action by the stockholders of Poseida, pursuant to Delaware law and subject to and in accordance with the terms and conditions of the Merger Agreement. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your shares and not tendering your shares is that you will be paid the Cash Amount earlier if you tender your shares.

While we intend to consummate the Merger as soon as practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than us. We cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares. Also, Poseida may no longer be required to make filings with the

SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, stockholders immediately prior to the Effective Time who (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter lose their appraisal rights (whether by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware in accordance with Section 262 of the DGCL and to receive a cash payment of the “fair value” of their Shares as of the effective time of the Merger as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the effective time of the Merger may be more than, less than, or equal to the Offer Consideration. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On November 25, 2024, the last full trading day before we announced the execution of the Merger Agreement, the reported closing sale price of the Shares on Nasdaq was $2.86 per Share. On December 6, 2024, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of the Shares on Nasdaq was $9.36 per Share. The Cash Amount represents a premium of approximately 215% over the unaffected closing price per Share of the Shares on Nasdaq on November 25, 2024. Please obtain a recent quotation for the shares before deciding whether or not to tender your shares. See “The Offer—Section 6—Price Range of Shares; Dividends.”

What are the U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer or having my Shares exchanged for cash and CVRs pursuant to the Merger?

In general, your exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is some uncertainty. The receipt of the Offer Consideration might be treated as either an “open transaction” or a “closed transaction” for U.S. federal income tax purposes. The installment method of reporting will not be available with respect to any gain attributable to the receipt of a CVR because the Shares are traded on an established securities market. You should consult your tax advisor about the specific tax consequences to you of exchanging your Shares for cash pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 if you are located outside the U.S. or Canada) or email them at tenderoffer@mackenziepartners.com. See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of

Poseida Therapeutics, Inc.:

INTRODUCTION

Blue Giant Acquisition Corp., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Poseida Therapeutics, Inc., a Delaware corporation (“Poseida”), for (i) $9.00 per share, in cash, without interest (the “Cash Amount”) less any applicable withholding taxes, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of up to $4.00 per Share, in cash, without interest less any applicable withholding taxes, upon the achievement of certain specified milestones on or prior to the applicable Milestone Outside Dates (as defined in “The Offer—Section 13—The Transaction Documents”) in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into with a rights agent (the “Rights Agent”) mutually agreeable to Parent and Poseida (the Cash Amount plus the CVR, collectively, or any different amount that may be paid pursuant to the Offer to the extent permitted under the Merger Agreement, the “Offer Consideration”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Offeror, and the terms “you” and “your” refer to stockholders of Poseida.

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of November 25, 2024 (as may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Offeror and Poseida. The Merger Agreement provides that, among other things, following the completion of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into Poseida (the “Merger”) in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”). Following the Merger, the separate corporate existence of Offeror shall cease, and Poseida will continue as the surviving corporation (the “Surviving Corporation”) in the Merger under the name “Poseida Therapeutics, Inc.” as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each Share issued and outstanding immediately prior to the Merger Effective Time (other than (i) Shares held in the treasury of Poseida or owned by Poseida, Parent, us or any direct or indirect subsidiary of Poseida, Parent or us, or (ii) Shares held by any stockholders who are entitled to and have properly exercised and perfected a demand for appraisal of such Shares in accordance with Section 262 of the DGCL) will be canceled and converted into the right to receive the Offer Consideration from us, less any applicable withholding taxes.

The Offer is being made only for outstanding Shares and is not made for any Poseida-issued warrants (“Warrants”), options to purchase shares (“Options”), restricted stock units (“RSUs”), or shares purchasable under the Poseida 2020 Employee Stock Purchase Plan (as amended from time to time) (the “Poseida ESPP”). The Merger Agreement provides that immediately prior to the Merger Effective Time:

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(a) any Shares underlying a Warrant exercised as of immediately prior to the Offer Acceptance Time (as defined in this section below), and contingent upon the occurrence of the Offer Acceptance Time, will, upon such exercise of such Warrant in accordance with the terms thereof, be treated in the same manner as each Share outstanding immediately prior to the Merger Effective Time; and (b) any Warrant that is not exercised prior to the Offer Acceptance Time and any Warrant outstanding as of immediately prior to the Offer Acceptance Time that has an exercise price per share equal to or greater than the Cash Amount, will expire and terminate automatically, in each case as of immediately prior to the Offer Acceptance Time, without any payment being made in respect thereof;

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each then-outstanding Option will fully vest and become exercisable, and to the extent not exercised prior to the Merger Effective Time, each Option will be canceled and converted into the right to receive from the Surviving Corporation or the Payment Agent, as applicable, (A) an amount in cash, without interest and subject to deduction for applicable withholding taxes, equal to the product of: (1) the excess, if any, of the Cash Amount over the exercise price per share of each such Option; and (2) the number of shares of common stock underlying such Option immediately prior to the Merger Effective Time and (B) one CVR in respect of each share of common stock underlying such Option (clauses (A) and (B) collectively, the “Option Consideration”); provided that, if the exercise price per share of any such Option is equal to or greater than the Cash Amount, but less than $13.00 (any such Option, an “Underwater Option”), then such Underwater Option will not be entitled to any payment of the Cash Amount, and any Option with an exercise price per share equal to or greater than $13.00 will be canceled as of immediately prior to the Merger Effective Time without any payment. Each Underwater Option will be canceled and converted into the right to receive the CVR included in the Option Consideration with respect to each Share underlying such Underwater Option, and thereafter may become entitled to receive, without interest and subject to deduction for applicable withholding taxes, at each time a Milestone Payment becomes due and payable under the terms of the CVR Agreement, if ever, an amount in cash equal to the product of (i) the total number of Shares underlying such Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Cash Amount plus the amount of such Milestone Payment plus the amount of any other Milestone Payments that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per share with respect to such Underwater Option plus the Milestone Payment Amounts (as such term is defined in the CVR Agreement), if any, previously paid pursuant to the CVR Agreement to the former holder of such Underwater Option in respect of each CVR granted in respect of such Underwater Option;

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(i) each then-outstanding RSU that is not a 2025 Company RSU (as defined in the Merger Agreement) will be accelerated and vest in full and immediately thereafter be canceled and converted into the right to receive from the Surviving Corporation or the Payment Agent, as applicable, (A) an amount in cash, without interest and subject to deduction for applicable withholding taxes, equal to (x) the Cash Amount multiplied by (y) the number of shares subject to that RSU immediately prior to the closing of the Merger, and (B) one CVR in respect of each Share subject to that RSU, subject to deduction for any applicable withholding taxes (clauses (A) and (B) together, the “RSU Consideration”), and (ii) each then-outstanding 2025 Company RSU will be canceled and converted into the right to receive, without interest and subject to deduction for applicable withholding taxes, the RSU Consideration, which will vest and become payable by Parent, the Surviving Corporation or the Payment Agent, as applicable, to the holder thereof in accordance with the vesting schedule and terms and conditions applicable to such 2025 Company RSU immediately prior to the Merger Effective Time; and

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Poseida will take all necessary actions such that (i) any outstanding offering period under the Poseida ESPP will terminate and a purchase date shall occur under the Poseida ESPP upon the earlier to occur of (x) the day that is four trading days prior to the Merger Effective Time or (y) the date on which such offering period would otherwise end, and no additional offering periods will commence under the Poseida ESPP after the date of the Merger Agreement; (ii) no individual participating in the Poseida ESPP will be permitted to (A) increase the amount of his or her rate of payroll contributions thereunder from the rate in effect as of the date of the Merger Agreement, or (B) make separate non-payroll contributions to the Poseida ESPP on or following the date of the Merger Agreement; (iii) no individual who is not participating in the Poseida ESPP as of the date of the Merger Agreement may commence participation in the Poseida ESPP following the date of the Merger Agreement; and (iv) subject to the consummation of the Merger, the Poseida ESPP will terminate effective immediately prior to the Merger Effective Time.

According to Poseida, as of the close of business on December 2, 2024, the most recent practicable date, there were (a) 97,774,206 Shares issued and outstanding, (b) no Shares held by Poseida in its treasury,

(c) 16,194,346 Shares subject to issuance pursuant to outstanding and unexercised Options, (d) 5,517,448 Shares subject to issuance pursuant to outstanding RSUs pursuant to Poseida’s 2015 Equity Incentive Plan, as amended from time to time (the “2015 Plan”), Poseida’s 2020 Equity Incentive Plan, as amended from time to time (the “2020 Plan”) and Poseida’s Amended & Restated 2022 Inducement Plan, as amended from time to time, (the “2022 Inducement Plan” together with the 2015 Plan, the 2020 Plan and Poseida ESPP, the “Company Equity Plans”), (e) 121,122 Shares subject to issuance pursuant to outstanding Warrants, and (f) 7,460,530 Shares reserved for future issuance pursuant to the Company Equity Plans. Assuming no additional Shares are issued prior to the expiration of the Offer, we anticipate that the Minimum Condition would be satisfied if approximately 48,887,104 Shares are validly tendered and not validly withdrawn pursuant to the Offer. If the Minimum Condition (as defined in this section below) is satisfied and the Offeror accepts for payment the Shares tendered pursuant to the Offer, the Merger will be effected, without a vote of Poseida’s stockholders, pursuant to Section 251(h) of the DGCL. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents.”

Under no circumstances will interest be paid on the Offer Consideration for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

Concurrently with entering into the Merger Agreement, Parent entered into the Support Agreements with Malin and Pentwater, pursuant to which each such stockholder agreed, among other things, to tender the Shares beneficially owned by them in the Offer. Malin and Pentwater may withdraw their Shares from the Offer if the Support Agreements are terminated in accordance with their terms. As of the date of entry into the Support Agreements on November 25, 2024, Malin and Pentwater owned approximately 12.1% and 6.1%, respectively, of all outstanding Shares. In accordance with the terms of the Support Agreements, Parent has consented to the transfer by Pentwater during the time the Support Agreements are in effect of (i) up to 30% of the Shares held by Pentwater as of the date of the Support Agreements and (ii) any Shares acquired by Pentwater after the date of the Support Agreements, subject to certain conditions. See “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreements.”

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer (and “received” as defined in Section 251(h) of the DGCL) that number of Shares that were not validly withdrawn and that, when added to any Shares owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”), represents at least one more Share than 50% of the total number of Shares outstanding at the time Offeror accepts such tendered Shares for payment (such time, the “Offer Acceptance Time” and such condition related to the number of Shares tendered, the “Minimum Condition”); (ii) (A) the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”) (and any extensions thereof) applicable to the acquisition of the Shares pursuant to the Offer and the consummation of the Merger having expired or been terminated, (B) the applicable waiting periods under applicable antitrust laws in specified jurisdictions having expired or been terminated and the applicable consents or approvals required under the applicable antitrust laws in specified jurisdictions having been obtained, and (C) any of the actions, events or circumstances under the applicable antitrust laws in specified jurisdictions having not occurred; and (iii) no law or order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body (a “Restraint”) in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer and no governmental body with competent jurisdiction having instituted any legal proceeding that would be a Restraint on any party’s ability to consummate the Offer or the Merger or that would be a Burdensome Condition (as defined in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights”) (collectively, the “No Restraints Condition”, and the No Restraints Condition as it relates to any antitrust laws, together with the conditions set forth in clause (ii), collectively, the “Regulatory Condition”). The Offer is not conditioned upon Parent or Offeror obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Stockholder Approval; Appraisal Rights” (collectively, the “Offer Conditions”).

Offeror and Parent expressly reserve the right to waive (in whole or in part) certain of the conditions to the Offer, to increase the Offer Consideration or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided that without the consent of Poseida, Parent and Offeror may not:

•	decrease the Offer Consideration, including by reducing the Cash Amount or the amount or number of any of the Milestone Payments underlying the CVR to be paid per Share;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares to be acquired in the Offer;

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amend or modify (x) any of the Offer Conditions in a manner that is or would reasonably be expected to be, adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay, or impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions or (y) any other terms or conditions of the Offer in a manner that is, or would reasonably be expected to be, materially adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions;

•	impose conditions to the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Condition or the Regulatory Condition (other than waivers of the Regulatory Condition to the extent not related to specified jurisdictions);

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accelerate, extend or otherwise change any time period for the performance of any obligation of Offeror or Parent (including the expiration date of the Offer) other than pursuant to and in accordance with the Merger Agreement, except as described under “Extensions of the Offer” below;

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL;

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provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”); or

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amend or modify the terms of the CVR or the CVR Agreement (other than in accordance with revisions requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any person entitled to the receipt of a CVR in the transactions contemplated by the Merger Agreement);

The Merger Agreement is more fully described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement” for a more detailed description of the Merger Agreement.

The Offer will expire one minute following 11:59 p.m., New York city time, on January 7, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.”

The Poseida board of directors (the “Poseida Board”) has unanimously (i) determined that the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Poseida and its stockholders; (ii) approved the execution, delivery and performance by Poseida of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and approved the CVR Agreement and the transactions contemplated thereby, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL; and (iv) resolved to recommend that Poseida’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.

Poseida will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the Poseida Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Tendering stockholders who are record owners of their Shares and who tender directly to Citibank, N.A., the depositary for the Offer (the “Depositary”), will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if the tendering stockholder does not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is included in the Letter of Transmittal (or other applicable form), such stockholder may be subject to backup withholding at the rate specified in the Internal Revenue Code of 1986, as amended (the “Code”) (currently 24%), on the gross proceeds payable to such stockholder. See “The Offer—Section 3—Procedures for Tendering Shares—Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees or commissions. We will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We currently intend, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the Offer Conditions, to consummate the Merger pursuant to the Merger Agreement without a vote of or any further action by the stockholders of Poseida. Following the Merger, the directors of Offeror will be the directors of Poseida.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of Poseida’s stockholders. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquiror equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the Offer Conditions, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Poseida stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights.”

This Offer to Purchase does not constitute a solicitation of proxies, and Offeror is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Offeror consummates the Offer, Offeror will consummate the Merger pursuant to Section 251(h) of the DGCL without a vote of or any further action by the stockholders of Poseida.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND BOTH DOCUMENTS SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Subject to the terms of the Offer and the Merger Agreement (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and the satisfaction or waiver of the Offer Conditions, we will accept for payment, pay for and acquire, promptly after the Expiration Time, all Shares validly tendered in accordance with the procedures set forth in “Section 3—Procedures for Tendering Shares” and not validly withdrawn in accordance with the procedures set forth in “Section 4—Withdrawal Rights”, on or prior to the Expiration Time (as defined herein). The Offer will expire one minute following 11:59 p.m., New York City time, on January 7, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act, will be available without the consent of Poseida.

The Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions set forth in “Section 15—Conditions to the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in the section titled “Section 13—The Transaction Documents—The Merger Agreement—Termination” occur. Notwithstanding any other term of the Offer or the Merger Agreement, we will not be required to, and Parent will not be required to cause us to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if any of the Offer Conditions has not been satisfied at the scheduled Expiration Time or if the Offer is terminated prior to the consummation of the Offer.

Pursuant to the terms of the Merger Agreement, if at the Expiration Time, any condition to the Offer has not been satisfied or waived, to the extent waivable in accordance with the Merger Agreement, we will extend the Offer for one or more consecutive increments of up to ten business days each (or such longer period as Parent and Poseida may mutually agree) to permit such condition to be satisfied or waived, except that if, as of the applicable Expiration Time, all of the Offer Conditions are satisfied or waived other than the Minimum Condition and those conditions which by their nature are to be satisfied at the expiration of the Offer, Offeror shall not be required to extend the Offer beyond the expiration date that immediately follows the satisfaction of the Regulatory Condition for more than four occasions, not to exceed an aggregate of 40 business days. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of the Nasdaq Stock Market (“Nasdaq”) or any law that is applicable to the Offer. Notwithstanding the foregoing, Offeror is neither obligated nor, in the absence of Poseida’s prior written consent, permitted, to extend the Offer beyond the Outside Date (as defined in “Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer”). See the section titled “Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.” In the event that the Merger Agreement is terminated, we will promptly (and in any event within 24 hours), irrevocably and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on our behalf to promptly return all tendered Shares to the registered holders thereof.

If we extend the period of time during which the Offer is open, are delayed in our acceptance for payment of or payment for the Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for the Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Parent and Offeror also reserve the right to waive (in whole or in part) any of the Offer Conditions at any time and from time to time, to increase the Offer Consideration or to make any change in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided that Poseida’s consent is required for Offeror to (i) decrease the Offer Consideration, including by reducing the Cash Amount or the amount or number of any of the Milestone Payments underlying the CVR to be paid per Share, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be acquired in the Offer, (iv) amend or modify (x) any of the Offer Conditions in a manner that is or would reasonably be expected to be, adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay, or impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions or (y) any other terms or conditions of the Offer in a manner that is, or would reasonably be expected to be, materially adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions, (v) impose conditions to the Offer in addition to the Offer Conditions, (vi) amend, modify or waive the Minimum Condition or the Regulatory Condition (other than waivers of the Regulatory Condition to the extent not related to specified jurisdictions); (vii) accelerate, extend or otherwise change any time period for the performance of any obligation of Offeror or Parent (including the expiration date of the Offer) other than pursuant to and in accordance with the Merger Agreement, except as described under “Extensions of the Offer” below; (viii) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL, (ix) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (x) amend or modify the terms of the CVR or the CVR Agreement (other than in accordance with revisions requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any person entitled to the receipt of a CVR in the transactions contemplated by the Merger Agreement).

If we make a material change to the terms of the Offer or the information concerning the Offer or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the terms or information changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, on or prior to the Expiration Time, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are acquired pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. New York City time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC, although we expressly disclaim any obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

As soon as practicable after the closing of the Offer, we expect to complete the Merger without a vote of the stockholders of Poseida pursuant to Section 251(h) of the DGCL and without a “subsequent offering period” (as defined in Rule 14d-1 under the Exchange Act).

Poseida has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and the satisfaction or waiver of the Offer Conditions, we will accept for payment, pay for and acquire promptly after the Expiration Time, all Shares validly tendered in accordance with the procedures set forth in “Section 3—Procedures for Tendering Shares” and not validly withdrawn in accordance with the procedures set forth in “Section 4—Withdrawal Rights,” on or prior to the Expiration Time. For information with respect to the Offer Conditions and other approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, see the sections titled “Section 15—Conditions to the Offer” and “Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights.” For a description of our rights and obligations to extend or amend the Offer, or terminate the Offer without purchasing any Shares, see the sections titled “Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” and “Section 13—The Transaction Documents—The Merger Agreement—Termination.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as the tendering stockholder’s agent for the purpose of receiving payments from us and transmitting such payments to such stockholder. Upon the deposit of such funds with the Depositary, Offeror’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account pursuant to the procedures set forth in the section titled “Section 3—Procedures for Tendering Shares,” (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. For a description of the procedure for tendering Shares pursuant to the Offer, see the section titled “Section 3—Procedures for Tendering Shares.”

For the purposes of the Offer, we will be deemed to have accepted for payment Shares validly tendered and not validly withdrawn when, as and if we give oral or written notice of our acceptance to the Depositary. Upon the terms and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Cash Amount thereof with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders.

At or prior to the Offer Acceptance Time, Parent will execute the CVR Agreement with the Rights Agent governing the terms of the CVRs. Neither we nor Parent will be required to deposit any funds related to the

CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see the section titled “Section 13—The Transaction Documents—CVR Agreement.”

Under no circumstances will we pay interest on the Offer Consideration, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

If we do not accept for payment any Shares tendered in the Offer for any reason, or if the tendering stockholder submits certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account maintained at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in “Section 3—Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC), promptly following the expiration or, termination of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of Parent’s or our affiliates the right to acquire Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice tendering stockholders’ rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the DTC or (ii) you must comply with the guaranteed delivery procedures set forth below. “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation stating that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

The method of delivery of Shares, including through the DTC, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and

(iv) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Direct Registration Account

If you hold your Shares in a book-entry or direct registration account maintained by Poseida’s transfer agent (and not through a financial institution that is a participant in the system of the DTC), in order to validly tender your Shares you must deliver the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Time.

Book-Entry Delivery

The Depositary has established or will establish an account or accounts with respect to the Shares for the purposes of the Offer at DTC. Any financial institution that is a participant in DTC’s system may deliver Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at DTC, either the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, in any case, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Time for a valid tender of Shares by book-entry transfer or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees

Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”).

Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered and such registered holder has not completed the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates or stock powers guaranteed by any Eligible Instruction as provided in the Letter of Transmittal as described above. See Instructions 1 and 5 of the Letter of Transmittal. If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of the certificates.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within one Nasdaq trading day after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Notwithstanding any other provision of this Offer, payment for the Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a book-entry confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) in the case of certificates for the Shares, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or (iii) in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Under no circumstances will we pay interest on the Offer Consideration of Shares, regardless of any extension of the Offer or any delay in making such payment.

The method of delivery of Shares, including through the DTC, and all other required documents, is at the election and sole risk of the tendering stockholder, and delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

Tender Constitutes Binding Agreement

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that (i) such stockholder owns the Shares being tendered, (ii) such stockholder has the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message) and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Backup U.S. Federal Income Tax Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 24%) from any payments made to U.S. persons pursuant to the Offer, unless the tendering stockholder provides the Depositary with such stockholder’s correct taxpayer identification number and certify that such stockholder is not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal (or other applicable form) or otherwise establish an exemption from backup withholding. Tendering stockholders who are non-U.S. persons generally will not be subject to backup withholding if such stockholders certify their foreign status on the applicable IRS Form W-8. See the section titled “Section 5—Certain U.S. Federal Income Tax Consequences.”

Appointment of Proxy

By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of such stockholder’s rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by the tendering stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of such stockholder’s voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Poseida’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding (subject to the right of tendering stockholders of Shares to challenge our determination in a court of competent jurisdiction). We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to the rights of tendering stockholders of Shares to challenge our determination under applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Time as explained below.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that the tendering stockholder duly exercises withdrawal rights as described in this Section 4.

For the tendering stockholder’s withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. If certificates representing the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates to the Depositary, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the DTC to be credited with the withdrawn Shares. Withdrawals of tendered Shares may not be rescinded, and Shares validly withdrawn will no longer be considered validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “Section 3—Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

The method for delivery of any documents related to a withdrawal is at the election and sole risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested in time to be received on or prior to the Expiration Time. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain U.S. Federal Income Tax Consequences

The following discussion sets forth certain anticipated material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer or the Merger. This discussion does not address any aspect of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or description of all potential U.S. federal income tax consequences of the exchange Shares pursuant to the Offer or the Merger, and does not address all tax consequences that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not address the U.S. federal estate and gift, U.S. state and local, or foreign tax consequences of the Offer and the Merger, nor the effects of the Medicare contribution tax on net income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. This discussion is based upon the Code, the Treasury Regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this Offer. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. No rulings have been or will be sought from the IRS concerning the tax consequences of the Offer or the Merger. This discussion will not be binding on the IRS or any court. As such, there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or the Merger described herein, or that any such contrary position would not be sustained.

This discussion addresses only those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and assumes that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be completed in accordance with the Merger Agreement and as further described in this Offer. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances or that may be applicable to a holder that is subject to special treatment under the U.S. federal income tax laws, including:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an entity or arrangement treated for U.S. federal income tax purposes as a partnership, an S corporation or other pass-through entity (or an investor in such an entity or arrangement);

•	a mutual fund, regulated investment company or real estate investment trust;

•	a personal holding company;

•	a dealer or broker in stocks and securities or currencies;

•	a trader in securities that elects the mark-to-market method of accounting;

•

a holder of Shares that received shares through the exercise of an employee stock option, a restricted stock unit, through a tax qualified retirement plan or otherwise as compensation (including any restricted Shares);

•	a holder of Shares subject to special tax accounting rules as a result of any item of gross income with respect to the Shares being taken into account in an applicable financial statement;

•	a U.S. Holder (as defined below) that has a functional currency other than the U.S. dollar;

•	a “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid U.S. federal income tax;

•	a holder of Shares that holds Shares as part of a hedge, straddle, constructive sale, conversion or other risk or reduction strategy or integrated transaction;

•	a holder of Shares that exercises dissenters’ rights;

•	a retirement plan or account;

•	a cooperative;

•	a person that owns (or is deemed to own) 5% or more of the outstanding Shares;

•	an entity subject to the U.S. anti-inversion rules;

•	a holder whose Shares constitute qualified small business stock within the meaning of Section 1202 of the Code; or

•	a U.S. expatriate.

If a partnership (including an entity or arrangement, domestic or non-U.S., treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, then the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding Shares and partners therein should consult their tax advisors regarding the consequences of the Offer and the Merger.

THIS DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF SHARES. WE URGE BENEFICIAL OWNERS OF SHARES TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER OR THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING U.S. FEDERAL ESTATE, GIFT AND OTHER NON-INCOME TAX CONSEQUENCES, AND TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN TAX LAWS, INCLUDING POSSIBLE CHANGES IN SUCH LAWS.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to certain U.S. federal income tax consequences relevant to U.S. Holders. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is for U.S. federal income tax purposes:

•	an individual who is (or is treated as) a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its worldwide income from all sources; or

•

a trust if (i) (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) a valid election is in effect under applicable Treasury Regulations for such trust to be treated as a United States person.

General.

An exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder of Shares recognizes, and the timing and potentially the character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. The receipt of the Offer Consideration might be treated as either an “open transaction” or a “closed transaction” for U.S. federal income tax purposes. The installment method of reporting will not be available with respect to any gain attributable to the receipt of a CVR because the Shares are traded on an established securities market.

Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. There is no legal authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature.

The following sections discuss the tax consequences of the Offer or the Merger if the receipt of the Offer Consideration is treated as an open transaction or, alternatively, as a closed transaction. You are urged to consult your tax adviser with respect to the tax considerations relating to the CVRs. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as closed transactions or open transactions, and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of “open transaction” treatment and other possible characterizations of the receipt of a CVR.

Under either “open” or “closed” transaction treatment, gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares surrendered in the Offer or the Merger (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term capital gain if the Shares were held for more than one year before such disposition. For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of both long-term and short-term capital loss is subject to certain limitations.

Treatment as Open Transaction.

If the receipt of the Offer Consideration is treated as an “open transaction” for U.S. federal income tax purposes, a U.S. Holder should generally recognize capital gain for U.S. federal income tax purposes in the year of the Offer or the Merger if and to the extent the Cash Amount received upon the closing of the Offer or the Merger (the “Closing”) exceeds such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger. However, a U.S. Holder may not recognize loss for U.S. federal income tax purposes in the year of the Offer or the Merger even if such adjusted tax basis exceeds the Cash Amount received upon the Closing.

The fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger. Instead, a U.S. Holder would take no tax basis in the CVRs but would, subject to the imputed interest rules discussed below, recognize capital gain as payments with respect to the CVRs are made or deemed made in accordance with the U.S. Holder’s regular method of accounting, but only to the extent the sum of such payments (and all previous payments under the CVRs), together with the Cash Amount received upon Closing, exceeds such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger. Subject to the imputed interest rules discussed below, a U.S. Holder who does not receive Offer Consideration at least equal to such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger should recognize a capital loss in the year that the U.S. Holder’s right to receive further payments under the CVR terminates (e.g., when Milestone Payment 3 becomes due, the Milestone Outside Date lapses without achieving the Milestones, or, possibly, if the U.S. Holder abandons its CVRs).

A cash payment to a U.S. Holder pursuant to a CVR would be treated as additional consideration for the Shares. A portion of the payments made pursuant to the CVR Agreement may be treated as imputed interest, which would be ordinary income to the U.S. Holder of a CVR. The imputed interest amount would equal the excess of the amount of the CVR payment over its present value at the Closing, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest in accordance with such U.S. Holder’s regular method of accounting. The portion of the payment pursuant to a CVR that is not treated as imputed interest would generally be treated as a payment received in connection with the sale of Shares, as discussed above.

Treatment as Closed Transaction.

If the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder should generally recognize capital gain or loss for U.S. federal income tax purposes upon the Closing equal to the difference between (x) the sum of (i) the Cash Amount received upon the Closing and (ii) the fair market value (determined as of the Closing) of the CVRs received, and (y) such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger. The proper method to determine the fair market value of a CVR is not clear. Parent and its affiliates and Poseida do not intend to obtain or report any valuation of the CVRs that may be used by U.S. Holders for this purpose.

Under such treatment, a U.S. Holder’s initial tax basis in the CVRs will equal the fair market value of the CVRs on the date of the Closing, and the holding period of the CVRs will begin on the day following the date of the Closing.

There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs would be uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis in a CVR. It is possible that a holder may not be able to recover its adjusted tax basis in a CVR until the last payment on the CVR is made. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest (as described below under “Treatment as Open Transaction”).

The U.S. federal income tax treatment of the CVRs is not certain. There is no legal authority directly addressing the U.S. federal income tax consequences of the receipt of CVRs (or cash payments in accordance with the terms of the CVR Agreement), and holders of Shares are urged to consult their tax advisers regarding the tax treatment of the issuance of the CVRs and any future payments under the CVR Agreement. Neither Parent nor Poseida intends to seek a ruling from the IRS regarding the tax treatment of the CVRs. Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, holders of Shares are urged to consult their tax advisers concerning the recognition, timing and character of any gain or loss resulting from the Offer or Merger, including the receipt of the CVRs in the Offer or Merger, the tax consequences of the receipt of cash payments under the CVR Agreement after the Offer or Merger.

Information Reporting and Backup Withholding.

A U.S. Holder may be subject to information reporting. In addition, all payments to which a U.S. Holder would be entitled pursuant to the Offer or the Merger (including amounts received in respect of CVRs) will be subject to backup withholding at the statutory rate unless such holder (i) is an exempt recipient (and, when required, demonstrates this fact); or (ii) provides a taxpayer identification number (a “TIN”) and certifies, under penalty of perjury, that the U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding and possible penalties. With respect to the CVRs, a U.S. Holder will be required to provide the Rights Agent with an IRS Form W-9. If a U.S. Holder does not provide a correct TIN, such U.S. Holder may be subject to backup withholding (currently 24%) and penalties imposed by the IRS.

Any amount paid as backup withholding does not constitute an additional tax and will be creditable against a U.S. Holder’s U.S. federal income tax liability, provided the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of tax, a U.S. Holder may obtain a refund by filing a U.S. federal income tax return in a timely manner. U.S. Holders are urged to consult their tax advisors as to qualifications for exemption from backup withholding and the procedure for obtaining the exemption.

Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Merger may reflect only the cash amounts paid to the U.S. Holder in the Offer or the Merger and not the fair market value of the U.S. Holder’s interest in payments made (or to be made) on the CVRs. Accordingly, a U.S. Holder that treats the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount received that is less than the amount such U.S. Holder will realize in the year of the Merger. In addition, any IRS Form 1099-B a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments paid to the U.S. Holder (except imputed interest) and therefore may not take into account the fact that the U.S. Holder already included the value of such payments in such U.S. Holder’s amount realized in the year the Merger. As a result, U.S. Holders reporting under this method should not rely on the amounts reported to them on IRS Forms 1099-B with respect to the Merger. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under this method.

Determining the actual tax consequences of the Offer or the Merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of us, Parent or Poseida. You are strongly urged to consult with your own tax advisors regarding the tax consequences of the Offer and the Merger to you, including the effects of U.S. federal, state and local, foreign and other tax laws.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to a Non-U.S. Holder. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

General.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer or the Merger generally will not be subject to U.S. federal income tax, unless:

•

the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9, and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty); or

•

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Non-U.S. Holders are urged to consult their tax advisors as to any applicable tax treaties that might provide for different rules.

Generally, if payments are made to a Non-U.S. Holder with respect to CVRs, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower rate under an applicable income tax treaty) of the portion of any such payments treated as imputed interest (as described above under “Treatment as Open Transaction”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a lower rate of withholding under an applicable income tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents. As discussed above, the tax treatment of the CVRs is unclear, and it is possible that Parent or its withholding agent may be required to withhold additional amounts on payments with respect to the CVRs.

Information Reporting, Backup Withholding and FACTA.

Information reporting and backup withholding will generally apply to payments made pursuant to the Offer or the Merger to a Non-U.S. Holder (including amounts received in respect of CVRs) effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Copies of applicable information returns reporting such payments and any withholding may also be made available to the tax authorities in the Non-U.S. Holder’s country in which such holder resides under the provisions of an applicable treaty or agreement. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. A Non-U.S. Holder must generally submit an IRS Form W-8BEN or IRS Form W-8BEN-E

(or other applicable IRS Form W-8) attesting to its exempt foreign status in order to qualify as an exempt recipient. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or the Depositary or Rights Agent has actual knowledge, or reason to know, that a Non-U.S. Holder is a U.S. person.

Any amount paid as backup withholding does not constitute an additional tax and will be creditable against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of tax, a Non-U.S. Holder may obtain a refund by filing a U.S. federal income tax return in a timely manner. Non-U.S. Holders are urged to consult their tax advisors as to qualifications for exemption from backup withholding and the procedure for obtaining the exemption.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), the Rights Agent (or another applicable withholding agent) will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs paid to a “foreign financial institution” (as defined under FATCA) reported as imputed interest, or possibly the entire CVR payment depending on the U.S. federal income tax treatment of the receipt of the CVRs, unless such foreign financial institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such financial institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. FATCA withholding currently applies to payments of dividends and interest. The Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In the preamble to such proposed regulations, the Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SHARES. HOLDERS OF SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT OF CASH FOR THEIR SHARES PURSUANT TO THE OFFER OR THE MERGER UNDER ANY U.S. FEDERAL, STATE OR LOCAL, FOREIGN OR OTHER TAX LAWS.

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on Nasdaq under the symbol “PSTX.” The following table sets forth the high and low intraday sales prices per Share on Nasdaq with respect to the periods indicated, as reported in published financial sources:

	High	Low
	($)
Fiscal Year Ended December 31, 2022
Fourth Quarter	6.43	3.32
Fiscal Year Ended December 31, 2023
First Quarter	8.82	2.95
Second Quarter	3.52	1.54
Third Quarter	3.01	1.58
Fourth Quarter	4.20	1.83
Fiscal Year Ending December 31, 2024
First Quarter	4.27	2.65
Second Quarter	3.55	1.87
Third Quarter	4.14	2.60
Fourth Quarter (through December 6, 2024)	9.44	2.32

On November 25, 2024, the last full trading day before we announced the execution of the Merger Agreement, the reported closing sale price of the shares on Nasdaq was $2.86 per share. On December 6, 2024, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of the shares on Nasdaq was $9.36 per share. Please obtain a recent market quotation for the Shares before deciding whether or not to tender your Shares.

Poseida has never declared or paid any dividends on its Shares. The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of (a) the Merger Effective Time and (b) the termination for the Merger Agreement, Poseida may not declare, accrue, set aside or pay any dividend (whether in cash, stock, property or otherwise) in respect to any Shares of its capital stock or any other securities of Poseida or any Poseida subsidiary. Accordingly, Poseida is not expected to declare or pay any cash dividends during the pendency of the Merger Agreement or prior to completion of the Offer and the Merger.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of Poseida’s stockholders. The parties have agreed, and the Merger Agreement requires, that, subject to the Offer Conditions, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Poseida stockholders, in accordance with Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of Poseida’s common stock will be held by Parent.

Possible Effects of the Offer on the Market for the Shares

If the Offer is successful, there will be no market for the Shares because we intend to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Exchange Listing

While we intend to consummate the Merger as soon as practicable after consummation of the Offer on the date of consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq if, among other things, Poseida no longer meets the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares.

If Nasdaq were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent, if any, of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. Parent will seek to cause the delisting of the Shares on Nasdaq as promptly as practicable after the Merger Effective Time.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon notice to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Poseida subject to registration, would substantially reduce the information required to be furnished by Poseida to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act no longer applicable to Poseida, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Poseida and persons holding “restricted securities” of Poseida to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We intend to seek to cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Poseida

The information concerning Poseida contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC (which may be obtained as described below under “—Additional Information”) and other public sources and is qualified in its entirety by reference thereto. None of Parent, Offeror, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Poseida to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Offeror, the Information Agent or the Depositary.

The following description of Poseida and its business has been taken from the Poseida’s Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Poseida 10-Q”), and is qualified in its entirety by reference to the Poseida 10-Q and is based on information provided by Poseida.

Poseida is a clinical-stage allogeneic cell therapy and genetic medicines company advancing differentiated non-viral treatments for patients with cancer, autoimmune and rare diseases. Since Poseida’s inception, its operations have focused on organizing and staffing the company, business planning, raising capital, in-licensing, developing and acquiring intellectual property rights and establishing and protecting its intellectual property portfolio, developing its genetic engineering technologies, identifying potential product candidates and undertaking research and development and manufacturing activities, including preclinical studies and clinical trials of its product candidates, and engaging in strategic transactions. Poseida does not have any product candidates approved for sale and have not generated any revenue from product sales.

Poseida has discovered and is developing a broad portfolio of product candidates in a variety of indications based on its core proprietary platforms, including its non-viral transposon-based DNA delivery system, Cas-CLOVER Site-specific Gene Editing System and nanoparticle-based gene delivery technologies. Its core platform technologies have utility, either alone or in combination, across many cell and gene therapeutic modalities and enable Poseida to engineer its portfolio of product candidates that are designed to overcome the primary limitations of current generation cell and gene therapeutics.

Poseida is a Delaware corporation that was incorporated in December 2014. Its principal executive offices are located at 9390 Towne Centre Drive, Suite 200, San Diego, California 92121, and its telephone number is (858) 779-3100.

Additional Information

Poseida is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read any such reports, statements or other information at the SEC’s Web site at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

9.	Certain Information Concerning Offeror and Parent

We are a Delaware corporation incorporated on November 21, 2024, with principal executive offices at Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. The telephone number of our principal executive offices is (650) 225-6728. To date, we have engaged in no activities other than those incidental to our formation and the Offer.

Parent is a Delaware corporation, with principal executive offices at Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. The telephone number of its principal executive offices is (650) 225-6728. Parent is an indirect subsidiary of Roche Holding Ltd, which through its subsidiaries (collectively, “Roche”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics. Founded in 1896 in Basel, Switzerland, as one of the first industrial manufacturers of branded medicines, Roche has grown into the world’s largest biotechnology company and the global leader in in-vitro diagnostics. Roche pursues scientific excellence to discover and develop medicines and diagnostics for improving and saving the lives of people around the world. Roche is a pioneer in personalised healthcare and wants to further transform how healthcare is delivered to have an even greater impact. To provide the best care for each person Roche partners with many stakeholders and combines its strengths in Diagnostics and Pharma with data insights from the clinical practice. For over 125 years, sustainability has been an integral part of Roche’s business. As a science-driven company, Roche’s greatest contribution to society is developing innovative medicines and diagnostics that help people live healthier lives. Roche is committed to the Science Based Targets initiative and the Sustainable Markets Initiative to achieve net zero by 2045. Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Offeror and certain other information are set forth on Schedule I hereto. Neither Parent nor Offeror is an affiliate of Poseida.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Offeror, Parent and, to Offeror’s and Parent’s knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Offeror or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Poseida; (ii) none of Offeror, Parent and, to Offeror’s and Parent’s knowledge after due inquiry, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Poseida during the past 60 days; (iii) none of Offeror, Parent and, to Offeror’s and Parent’s knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Poseida (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Offeror, Parent, their respective subsidiaries or, to Offeror’s and Parent’s knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Poseida or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Offeror, Parent, their respective subsidiaries or, to Offeror’s and Parent’s knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Poseida or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Offeror or Parent nor, to Offeror’s and Parent’s knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Offeror, or Parent nor, to Offeror’s and Parent’s knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

In July 2022, Poseida entered into a collaboration and license agreement (as amended, the “Collaboration Agreement”) with F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., each of which is an affiliate of Parent and Offeror (collectively, the “Roche Collaboration Parties”), pursuant to which Poseida granted to the Roche Collaboration Parties: (i) an exclusive, worldwide license under certain Poseida intellectual property to develop, manufacture and commercialize allogeneic CAR-T cell therapy products from each of Poseida’s existing P-BCMA-ALLO1 and P-CD19CD20-ALLO1 programs; (ii) an exclusive option to acquire an exclusive, worldwide license under certain Poseida intellectual property to develop, manufacture and commercialize allogeneic CAR-T cell therapy products from each of Poseida’s existing P-BCMACD19-ALLO1 and P-CD70-ALLO1; (iii) an exclusive license under certain Poseida intellectual property to develop, manufacture and commercialize allogeneic CAR-T cell therapy products from the up to six heme malignancy-directed, allogeneic CAR-T programs designated by the Roche Collaboration Parties; (iv) an option for a non-exclusive, commercial license under certain limited Poseida intellectual property to develop, manufacture and commercialize certain Roche proprietary cell therapy products for up to three solid tumor targets to be identified by the Roche Collaboration Parties; and (v) the right of first offer for two early-stage existing programs within hematologic malignancies. .

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash plus one non-transferable contingent value right per Share representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates, (ii) we, through Roche Holding Ltd and its controlled affiliates, will have sufficient funds to acquire all Shares validly tendered, and not validly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as practicable following the closing of the Offer, (iii) consummation of the Offer is not subject to any financing condition, and (iv) if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price (including the cash that may be payable pursuant to the CVRs) in the Merger.

Additional Information

Pursuant to Rule 14d-3 under the Exchange Act, Parent and Offeror have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of the Schedule TO and the exhibits thereto, as well as other information filed by Parent and Offeror with the SEC, are available at the SEC’s web site at http://www.sec.gov.

10.	Source and Amount of Funds

Based upon Poseida’s filings with the SEC and more recent information provided to us by Poseida, we estimate that we will need approximately $1 billion to acquire Poseida pursuant to the Offer and the Merger to pay amounts payable in respect of outstanding Warrants, Options, RSUs and shares purchasable under the Poseida ESPP, to pay related fees and expenses, and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. In addition, we estimate that we will need approximately $500 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestones are achieved on or prior to the applicable outside dates on the terms set forth in the CVR Agreement. Roche Holding Ltd and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Roche Holding Ltd’s or its controlled affiliates’ general corporate funds and commercial paper program. Neither we nor Roche Holding Ltd have any alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or the funding thereof.

11.	Background of the Offer; Contacts with Poseida

Background of the Offer

As part of the continuous evaluation of its businesses and plans, Roche regularly considers a variety of strategic options and potential transactions. In recent years, Roche has evaluated various alternatives for expanding its pharmaceuticals business, including entering into collaboration and licensing arrangements and acquisitions of pharmaceutical or biotechnology companies.

In connection therewith, on March 9, 2021, F. Hoffmann-La Roche Ltd, an affiliate of Parent and Offeror, entered into a mutual non-disclosure agreement with Poseida (as amended, the “Confidentiality Agreement”) to facilitate the exchange of certain confidential information for evaluating the parties’ interest in a potential transaction. The Confidentiality Agreement was subsequently amended on November 19, 2021 and March 10, 2023 to permit a broader scope of information to be disclosed thereunder in the course of the parties’ discussions. The Confidentiality Agreement does not contain a standstill provision.

In July 2022, the Roche Collaboration Parties and Poseida entered into the Collaboration Agreement, which is described above in “Section 9—Certain Information Concerning Offeror and Parent”. Roche has had regular contact with Poseida in connection with managing this partnership, including through the joint research team, joint development team, joint manufacturing team and joint steering committee established under the Collaboration Agreement. The parties have also amended the Collaboration Agreement in November 2023, February 2024 and August 2024 to cover additional work and reimbursement of certain Poseida expenses.

On April 17, 2023, Mark Gergen, then the Chief Executive Officer of Poseida and now the Executive Chairman of Poseida, reached out to James Sabry, then the global head of partnering of Roche, to let him know that Poseida had received strategic interest from another party that could lead to a potential process. Mr. Sabry indicated that an acquisition was not likely of current interest to Roche, but that Roche may have future interest in expanding the current collaboration, which could later lead to interest in an acquisition.

In May 2023, representatives of Centerview Partners LLC (“Centerview”), Poseida’s financial advisor, followed up with Mr. Sabry to confirm whether Roche had any interest in a potential strategic transaction. Roche declined to participate in any further discussions regarding a potential acquisition of Poseida.

In early July 2023, Mr. Gergen had a call with Mr. Sabry where Mr. Gergen raised the question of whether Roche would be interested in a potential financing transaction for Poseida.

On May 6, 2024, Mr. Gergen had a call with Mr. Sabry where Mr. Gergen revisited the question of whether Roche would be interested in a potential financing transaction. Mr. Sabry indicated that Roche was in the process of internally assessing how Roche would be able to assist Poseida.

On May 22, 2024, Mr. Gergen had a call with Mr. Sabry to discuss the potential expansion of the Collaboration Agreement or a potential financing transaction for Poseida. During the call, Mr. Sabry indicated that Roche had interest in evaluating strategic options and was working on a proposal to submit to Poseida by the end of June. Mr. Sabry’s retirement from Roche was announced on May 28, 2024.

On June 27, 2024, at Roche’s request, Mr. Gergen and other members of Poseida management had an introductory call with Boris Zaïtra, head of Corporate Business Development of Roche following Mr. Sabry’s retirement, in which Mr. Zaïtra indicated that Roche was continuing to evaluate all options, including for a potential strategic transaction, but needed more time.

On July 2, 2024, Mr. Gergen and Mr. Zaïtra had a follow-up call during which Mr. Gergen indicated that Poseida’s trading price was substantially undervalued, and that any proposal for a potential strategic transaction could not be based on customary market premiums and would need to reflect the intrinsic value of Poseida’s platform technology.

On July 23, 2024, Mr. Zaïtra requested to Mr. Gergen that Poseida give a management presentation to Roche’s executive leadership on Poseida’s proprietary assets and platform technologies outside the Collaboration Agreement. Mr. Zaïtra also requested access to a virtual data room to permit Roche to conduct limited scientific diligence. Mr. Zaïtra indicated that Roche was evaluating a strategic proposal or alternatively whether the parties should continue to pursue their collaboration and noted that Roche would be in touch with Poseida by Labor Day.

On July 29, 2024, Poseida management gave a presentation to members of Roche’s executive leadership team on Poseida’s proprietary assets and platform technologies outside the Collaboration Agreement and opened a limited virtual data room to a limited Roche team conducting scientific due diligence. Representatives of Poseida and Roche subsequently held calls to discuss Poseida’s wholly-owned solid tumor programs and genetic engineering platform technology.

On August 8, 2024, Mr. Gergen requested an update from Mr. Zaïtra on the status of Roche’s ongoing work and timing with respect to a proposal, following which representatives of Poseida and Roche held a call on August 14, 2024 to discuss the same. Mr. Zaïtra confirmed on such call that Roche was on track to provide a proposal by Labor Day.

On August 27, 2024, Mr. Zaïtra called Mr. Gergen to convey Roche’s proposal to acquire Poseida at an offer price of $5.75 per share in cash (the “August 27 Proposal”), which proposal was subsequently confirmed in a written non-binding offer letter delivered that same day.

On August 30, 2024, Mr. Gergen called Mr. Zaïtra and conveyed that the August 27 Proposal was insufficient to merit further engagement with respect to an acquisition of Poseida. Mr. Gergen expressed to Mr. Zaïtra the Poseida Board’s confidence in Poseida’s standalone prospects, noted that the parties were too far apart in value to engage in any meaningful discussions, and reiterated that a customary market premium to the current stock price would not be sufficient to advance discussions. Mr. Gergen did not provide formal guidance or a counterproposal, but indicated that the Poseida Board would likely require a proposal with an aggregate share price in the teens. Mr. Gergen and Mr. Zaïtra agreed that Citigroup Global Markets Inc. (“Citi”), Roche’s financial advisor, and Centerview would discuss further.

On September 2, 2024, representatives of Citi reached out to representatives of Centerview, who reiterated to representatives of Citi that the August 27 Proposal was significantly below where Poseida would engage in strategic discussions with Roche.

On September 5, 2024, Poseida announced the initiation of the Phase 1b portion of its clinical trial for P-BCMA-ALLO1, an investigational stem cell memory T-cell based allogenic CAR-T cell therapy for the treatment of patients with relapsed/refractory multiple myeloma, resulting in a $20 million milestone payment from Roche to Poseida.

On September 10, 2024, Mr. Gergen had a call with representatives of Roche, including Mr. Zaïtra, where Roche asked clarifying questions about the reasons for the Poseida Board’s rejection of the August 27 Proposal. Mr. Gergen reiterated on this call that the August 27 Proposal insufficiently valued Poseida’s standalone prospects.

On September 12, 2024, representatives of Roche, including Mr. Zaïtra, called Mr. Gergen to convey a revised proposal to acquire Poseida at an offer price of $7.50 per share plus a contingent value right to receive aggregate payments of up to $5.50 per share in respect of certain developmental and commercial milestones, subject to achievement by certain outside dates (the “September 12 Proposal”), which proposal was subsequently confirmed in a written non-binding offer letter delivered later that day by Roche to Poseida management, together with a draft Merger Agreement and a draft exclusivity agreement. On that call, representatives of Roche also conveyed that Roche would be in a position to move quickly to sign and announce a strategic transaction within the next two to three weeks.

On September 19, 2024, Mr. Gergen had a call with representatives of Roche, including Mr. Zaïtra, and conveyed that the Poseida Board had rejected the September 12 Proposal, explaining that the upfront value offered remained inadequate and reiterating that the aggregate per share value would need to be in the teens in order for the Poseida Board to be willing to transact. Mr. Zaïtra requested that Citi connect with Centerview to discuss further.

On September 20, 2024, representatives of Citi and representatives of Centerview discussed the September 12 Proposal, and representatives of Centerview reiterated that the value reflected in the September 12 Proposal remained inadequate and that Roche would need to improve on the upfront value as well as the aggregate value proposed. Representatives of Citi indicated to Centerview that discussions regarding a potential strategic transaction could likely cease following the Poseida Board’s rejection of the September 12 Proposal.

On October 7, 2024, representatives of Citi and representatives of Centerview discussed alternative structures for a potential strategic transaction, including whether there was openness from Poseida to consider the separation of certain assets from Poseida or other alternative transaction structures.

On October 13, 2024, representatives of Centerview informed representatives of Citi that Poseida management did not think any of the alternative transaction structures discussed on October 7, 2024 would be practically feasible.

On October 14, 2024, during a call between representatives of Poseida and Roche with respect to their ongoing collaboration activities, Roche asked Poseida to clarify in writing its proposed terms for an expansion of the Collaboration Agreement to pursue autoimmune indications, which the two companies had been discussing in connection with their partnership under the Collaboration Agreement.

In October 2024, the Roche Collaboration Parties nominated a new allogeneic CAR-T development candidate for the treatment of hematologic malignancies, including multiple myeloma, under the Collaboration Agreement, triggering a $15 million milestone payment from the Roche Collaboration Parties to Poseida.

On October 18, 2024, representatives of Poseida and Roche discussed potential structuring options with respect to an expansion of the Collaboration Agreement to pursue autoimmune indications, and subsequently on October 22, 2024, Poseida sent Roche a proposal with respect to such an expansion, in which Poseida presented Roche with two structuring options: (1) a $100 million equity investment by Roche at a premium or (2) a one-time upfront payment by Roche with additional milestone payment obligations.

On or around October 23, 2024, representatives of Citi, on behalf of Roche, reached out to representatives of Centerview. Representatives of Centerview reiterated to representatives of Citi that Poseida had low interest in the alternative transaction structures discussed on October 7, 2024. Representatives of Citi then inquired if there was interest from Poseida in exploring a transaction price for an acquisition of Poseida between the value set forth in the September 12 Proposal and the guidance Poseida provided of needing an aggregate per share value in the teens as previously communicated, noting that Roche would welcome more guidance or a counterproposal from Poseida.

On October 29, 2024, representatives of Centerview delivered to representatives of Citi a counterproposal with respect to a potential strategic transaction with an upfront price of $9.50 per share plus a contingent value right with aggregate payments in respect of certain developmental and commercial milestones of up to $7.00 per share.

On November 1, 2024, representatives of Citi delivered, on behalf of Roche, to representatives of Centerview a counterproposal with respect to a potential strategic transaction of $9.00 per share upfront plus a contingent value right with up to two developmental milestone payments of $1.50 per share each, subject to achievement by certain outside dates and with Roche subject to certain specified efforts obligations.

On November 4, 2024, representatives of Centerview had a call with representatives of Citi to convey a counterproposal with an upfront price of $9.25 to $9.50 per share plus a contingent value right with aggregate payments of up to $5.25 to $5.50 per share in respect of certain developmental milestones and a commercial milestone.

On November 6, 2024, representatives of Citi, on behalf of Roche, delivered to Centerview a counterproposal with an upfront price of $9.00 per share plus a contingent value right with aggregate payments of up to $4.00 per share, comprised of $1.75 in respect of Milestone 1, $1.25 in respect of Milestone 2 and $1.00 in respect of Milestone 3, subject to achievement by certain outside dates and with Roche subject to certain specified efforts obligations (the “November 6 Proposal”). Representatives of Centerview further discussed the terms of the November 6 Proposal with representatives of Citi later that day.

On November 7, 2024, representatives of Citi delivered to Centerview Roche’s final non-binding offer (the “November 7 Proposal”), together with a request for exclusivity. The November 7 Proposal provided for an upfront price of $9.00 per share plus the CVR with aggregate payments of up to $4.00 per share on the terms described below in “Section 13—The Transaction Documents—The CVR Agreement”, reflecting adjustments, as compared to the November 6 Proposal, to the applicable payments for Milestone 1 and Milestone 2 and the extension of the outside date for Milestone 1 by one year. Roche also sent a request for data room access for additional representatives. Later that day, representatives of Poseida and Centerview conveyed to Roche and to Citi that exclusivity would not be provided, but that the parties would work towards announcing a transaction on the basis of the November 7 Proposal prior to the Thanksgiving holiday, as requested by Roche.

On November 8, 2024, representatives of Poseida management and Roche management, and the parties’ respective advisors, conducted an organizational call regarding Roche’s confirmatory due diligence process and the negotiation of definitive transaction documentation. Following the call, Poseida granted Roche access to an expanded data room to conduct confirmatory due diligence.

On November 11, 2024, Cooley LLP (“Cooley”), Poseida’s outside legal counsel, sent a revised draft of the draft Merger Agreement received from Roche in September to Sidley Austin LLP (“Sidley”), Roche’s outside legal counsel. The revised draft of the Merger Agreement rejected the obligation to deliver any Support Agreements from Poseida’s stockholders holding 5% or more of the Shares, clarified that any termination fee payable would be determined based on the fully diluted equity value of Poseida based solely on the upfront cash consideration and imposed certain obligations on Roche to undertake remedial actions in connection with obtaining antitrust approvals, cooperate with Poseida in determining regulatory strategy and not engage in further acquisition activity during the pendency of the transaction.

On November 12, 2024, Sidley sent an initial draft of the CVR Agreement to Cooley.

On November 15, 2024, Sidley sent Cooley a revised draft of the Merger Agreement, which, among other things, reinserted a requirement to obtain Support Agreements from Pentwater, Malin and Astellas Pharma Inc. (“Astellas”) and rejected any obligations on Parent to undertake remedial actions in connection with obtaining antitrust approvals, cooperate with Poseida in determining regulatory strategy and not engage in further acquisition activity during the pendency of the transaction. Sidley also sent Cooley a draft form of the Support Agreement.

Also on November 15, 2024, Cooley sent Sidley a revised draft of the CVR Agreement that contemplated, among other things, that Milestone 2 would be paid on any autoimmune indication, instead of only systemic lupus erythematosus (“SLE”) and multiple sclerosis, that Parent’s commercially reasonable efforts should apply to any autoimmune indication for Milestone 2 instead of to only SLE and multiple sclerosis and would extend Parent’s efforts for Milestone 2 until December 31, 2034 and that Parent’s efforts obligations would also apply to Milestone 3.

On November 17, 2024, Cooley and Sidley engaged in a discussion on the transaction documents. Cooley sent Sidley an initial draft of the confidential disclosure letter to be delivered to Parent and Offeror by Poseida in connection with the execution of the Merger Agreement (the “Poseida Disclosure Letter”) later that day.

On November 18, 2024, Sidley sent Cooley a revised draft of the CVR Agreement that contemplated, among other things, that Milestone 2 would be paid for any autoimmune indication, including SLE or multiple sclerosis, but Parent’s efforts obligations for Milestone 2 would only apply to SLE and multiple sclerosis and would extend until December 31, 2031 and the revised draft again removed Parent’s efforts obligations from Milestone 3.

On November 19, 2024, Cooley sent a revised draft of the Merger Agreement to Sidley, which again rejected the obligation to deliver any Support Agreements and provided for a reverse termination fee payable by

Parent in the event of the failure to receive requisite antitrust approvals to close the transaction. Later that day, Sidley provided comments on the draft Poseida Disclosure Letter to Cooley.

On November 20, 2024, Cooley sent a revised draft of the CVR Agreement to Sidley.

Over the course of the following days until the finalization of the Merger Agreement, the CVR Agreement and the other transaction agreements, representatives of Poseida and Roche, and Cooley and Sidley, had multiple negotiations and Cooley and Sidley exchanged multiple drafts of the Merger Agreement, the CVR Agreement and the other transaction documents.

As part of those negotiations, on November 21, 2024, Cooley and Sidley engaged in a discussion on the key open issues in the transaction documents, including with respect to Parent’s continuing requirement for Support Agreements from Pentwater, Malin and Astellas, Parent’s obligations in connection with obtaining antitrust approvals, the reverse termination fee and the terms of the CVR Agreement.

Also on November 21, 2024, representatives of Poseida management and Roche management held a meeting to discuss transaction announcement and communications planning, preliminary post-closing integration planning matters and employee compensation and benefits-related matters.

Later on November 21, 2024, Sidley sent to Cooley a revised draft of the Merger Agreement that, among other things, reinserted a requirement to obtain Support Agreements from Pentwater, Malin and Astellas. The revised draft of the Merger Agreement also accepted Poseida’s proposed reverse termination fee but continued to reject any obligations on Roche to undertake remedial actions in connection with obtaining antitrust approvals, cooperate with Poseida in determining regulatory strategy and not engage in further acquisition activity during the pendency of the transaction.

On November 22, 2024, Cooley and Sidley discussed key open points in the transaction documents. Cooley also sent Sidley updated drafts of the Merger Agreement and Poseida Disclosure Letter later that day.

On November 23, 2024, Cooley provided Sidley with an update on the status of Cooley’s discussions with Pentwater, Malin and Astellas, noting that Astellas had conveyed that while it was not opposed to the potential transaction, it would not be able to provide a Support Agreement on the requested timeline, along with a revised draft of the Support Agreement. Sidley also sent Cooley revised drafts of the Merger Agreement, CVR Agreement and Poseida Disclosure Letter, and Cooley later sent a further revised draft of the CVR Agreement back to Sidley that same day.

On November 24, 2024, Cooley and Sidley engaged in discussions on the transaction documents, and Sidley sent Cooley a revised draft of the Support Agreement. Also on November 24, 2024, representatives of Poseida and Roche management, together with representatives of Cooley and Sidley, held a meeting to further discuss employee compensation and benefits related matters.

Later on November 24, 2024, Cooley sent to Sidley revised drafts of the Merger Agreement and Poseida Disclosure Letter reflecting proposed resolutions of the employee compensation and benefits-related matters, as well as comments on the CVR Agreement.

Over the course of November 25, 2024, Cooley and Sidley continued to negotiate and exchange drafts of the transaction documents.

Following the Poseida Board meeting that day, the parties finalized the transaction documents and, in the evening of November 25, 2024, Poseida, Parent and Offeror executed the Merger Agreement, and each of Malin and Pentwater executed their respective Support Agreements with Parent.

On November 26, 2024, prior to market open, each of Poseida and Roche issued a press release announcing the execution of the Merger Agreement.

12.	Purpose of the Offer; Plans for Poseida

The purpose of the Offer and the Merger is for Parent, through us, to acquire control of, and the entire equity interest in, Poseida. The Offer, as the first of two steps in the acquisition of Poseida, is intended to facilitate the acquisition of all of the issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding capital stock of Poseida not acquired pursuant to the Offer or otherwise and to cause Poseida to become a wholly owned subsidiary of Parent.

We currently intend, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Offeror immediately prior to the Merger Effective Time will be the directors of Poseida as the Surviving Corporation, and the officers of Offeror immediately prior to the Merger Effective Time will be the officers of Poseida as the Surviving Corporation. See “Section 13—The Transaction Documents—The Merger Agreement—The Merger.”

If you sell your Shares in the Offer, you will cease to have any equity interest in Poseida or any right to participate in its earnings and future growth (other than with respect to the Milestone Payments). If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Poseida. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Poseida.

Roche Holding Ltd and Parent intend to conduct a comprehensive review of Poseida’s business, operations, capitalization and management. Accordingly, we are not in a position to discuss specific plans and timelines at this time. However, we do plan to preserve the stability of Poseida’s San Diego site for the foreseeable future, as well as its R&D expertise and manufacturing capabilities. We will work through the governance structure of Poseida after closing of the transactions contemplated by the Merger Agreement, collaboratively with Poseida’s leadership. Roche Holding Ltd and Parent, together with the management of Poseida, will review how to most effectively collaborate across the value chain, with a joint objective to enhance innovation, accelerate projects and address unmet medical needs. As part of planning for the integration of Poseida and Parent, Parent is considering the retention of certain executive officers of Poseida and, in connection therewith, may enter into new retention arrangements with such officers. There can be no assurance that any parties will reach an agreement on any terms, or at all.

If, for any reason following completion of the Offer, the Merger is not consummated, Parent, Offeror and their affiliates reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Offeror has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Poseida or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the Poseida Board or management, (iii) any material change in Poseida’s capitalization or dividend policy, (iv) any other material change in Poseida’s corporate structure or business, (v) any class of equity securities of Poseida being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of Poseida becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	The Transaction Documents

The Merger Agreement

The following summary description of the Merger Agreement may not contain all of the information that is important to you, and is qualified in its entirety by reference to the Merger Agreement, a copy of which Offeror has included as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. We encourage you to read the Merger Agreement carefully and in its entirety. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Offeror, Poseida or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Roche Holding Ltd’s or Poseida’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Offeror, Poseida or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and Poseida publicly file. Offeror acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Offer to Purchase not misleading.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Offeror has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than December 10, 2024) for all of the Shares at a purchase price of $9.00 per Share, in cash, without interest and subject to deduction for any applicable withholding taxes, plus (ii) one non-transferable CVR representing the right to receive certain contingent payments of up to an aggregate of $4.00 per Share in cash, without interest and subject to deduction for any applicable withholding taxes, upon the achievement of the specified milestones on or prior to the applicable Milestone Outside Dates, on the terms and subject to the other conditions set forth in the CVR Agreement. Offeror’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Regulatory Condition, and the satisfaction or waiver of the other conditions set forth in “Section 15—Conditions to the Offer.” Offeror expressly reserves the right to waive any of the conditions to the Offer or modify the terms of the Offer, except that, without the prior written consent of Poseida, it will not:

•	decrease the Offer Consideration, including by reducing the Cash Amount or the amount or number of any of the Milestone Payments underlying the CVR to be paid per Share;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares to be acquired in the Offer;

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amend or modify (x) any of the Offer Conditions in a manner that is or would reasonably be expected to be, adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay, or impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions or (y) any other terms or conditions of the Offer in a manner that is, or would reasonably be expected to be, materially adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions;

•	impose conditions to the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Condition or the Regulatory Condition (other than waivers of the Regulatory Condition to the extent not related to specified jurisdictions);

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accelerate, extend or otherwise change any time period for the performance of any obligation of Offeror or Parent (including the expiration date of the Offer) other than pursuant to and in accordance with the Merger Agreement, except as described under “Extensions of the Offer” below;

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL;

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act; or

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amend or modify the terms of the CVR or the CVR Agreement (other than in accordance with revisions requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any person entitled to the receipt of a CVR in the transactions contemplated by the Merger Agreement).

Extensions of the Offer

If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, Offeror is required to extend the Offer for one or more consecutive periods of not more than ten business days each (or such longer period as Parent and Poseida may mutually agree) until such time as such conditions shall have been satisfied or waived, except that if the sole then-unsatisfied condition to the Offer is the Minimum Condition, Offeror will not be required to extend the Offer beyond the expiration date that immediately follows the satisfaction of the Regulatory Condition for more than four occasions in consecutive periods of up to ten business days each. Notwithstanding the foregoing, Offeror is not obligated or, in the absence of Poseida’s prior written consent, permitted, to extend the Offer beyond the Outside Date. In addition, Offeror is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules and regulations of Nasdaq or applicable law. In the event that the Merger Agreement is terminated, we will promptly (and in any event within 24 hours), irrevocably and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on our behalf to promptly return all tendered Shares to the registered holders thereof.

The Merger Agreement obligates Offeror, subject to the satisfaction or waiver of the conditions set forth in “Section 15—Conditions to the Offer,” to accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within three business days) after the Expiration Time.

The Merger

As soon as practicable following the consummation of the Offer on the date of consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Offeror will merge with and into Poseida, and Poseida will survive as a wholly owned subsidiary of Parent. At the Merger Effective Time, any Shares not acquired pursuant to the Offer (other than Shares owned by Poseida, Parent, us or any subsidiary of Poseida, Parent or us, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Consideration.

The certificate of incorporation of Poseida as in effect immediately prior to the Merger Effective Time will be amended and restated by virtue of the Merger at the Merger Effective Time to be identical to the certificate of incorporation included as Exhibit B to the Merger Agreement. The bylaws of Poseida as in effect immediately prior to the Merger Effective Time will be amended and restated at the Merger Effective Time to be identical to the bylaws included as Exhibit C to the Merger Agreement. The directors of Offeror immediately prior to the Merger Effective Time will be the directors of Poseida as the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, as the case may be. The officers of Offeror immediately prior to the Merger Effective Time will be the officers of Poseida as the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, as the case may be.

The Merger Agreement provides the Merger will be governed by Section 251(h) of the DGCL and will be effected following the consummation of the Offer without a vote of Poseida’s stockholders.

Poseida Warrants

The Merger Agreement provides that prior to the Merger Effective Time, Poseida will, in accordance with the terms of all unexercised and unexpired Warrants, deliver notices to all holders of Warrants, informing such holders of the transactions and containing such other information as Poseida reasonably determines to be required pursuant to the terms of the applicable Warrants. In accordance with the terms of the applicable Warrant, (a) any Shares underlying a Warrant exercised as of immediately prior to the Offer Acceptance Time, and contingent upon the occurrence of the Offer Acceptance Time, will, upon such exercise of such Warrant in accordance with the terms thereof, be treated in the same manner as each Share outstanding immediately prior to the Merger Effective Time; and (b) any Warrant that is not exercised prior to the Offer Acceptance Time and any Warrant outstanding as of immediately prior to the Offer Acceptance Time that has an exercise price per share equal to or greater than the Cash Amount, shall expire and terminate automatically, in each case as of immediately prior to the Offer Acceptance Time without any payment being made in respect thereof.

Poseida Stock Options

The Merger Agreement provides that each Option that is outstanding immediately prior to the Merger Effective Time, will automatically vest in full and to the extent not exercised prior to the Merger Effective Time, be canceled and converted into the right to receive from the Surviving Corporation or the Payment Agent, as applicable, at the Merger Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter) the Option Consideration; provided that, any Underwater Options will not be entitled to any payment of the Cash Amount. Each Underwater Option will be canceled and converted into the right to receive the CVR included in the Option Consideration with respect to each Share underlying that Underwater Option, and thereafter may become entitled to receive, without interest and subject to deduction for applicable withholding taxes, at each time a Milestone Payment becomes due and payable under the terms of the CVR Agreement, if ever, an amount in cash equal to the product of (i) the total number of Shares underlying that Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Cash Amount plus the amount of such Milestone Payment plus the amount of any other Milestone Payments that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per share with respect to such Underwater Option plus the Milestone Payment Amounts (as such term is defined in the CVR Agreement), if any, previously paid pursuant to the CVR Agreement to the former holder of such Underwater Option in respect of each CVR granted in respect of such Underwater Option; and provided further that if the exercise price per Share of any Option is equal to or greater than $13.00, then such Option will be canceled immediately prior to the Merger Effective Time without any payment being made in respect thereof.

Poseida Restricted Stock Units

The Merger Agreement provides that (i) each RSU that is not a 2025 Company RSU (as defined in the Merger Agreement) that is outstanding immediately prior to the Merger Effective Time, will automatically (x) be accelerated and vest in full and (y) be canceled and converted into the right to receive from the Surviving Corporation or the Payment Agent, as applicable, at the Merger Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter) the RSU Consideration, and (ii) each 2025

Company RSU that is outstanding as of immediately prior to the Merger Effective Time will be canceled and converted into the right to receive, without interest and subject to deduction for any applicable withholding taxes, the RSU Consideration, which will vest and become payable by Surviving Corporation or the Payment Agent, as applicable, to the holder thereof in accordance with the vesting schedule and terms and conditions applicable to such 2025 Company RSU immediately prior to the Merger Effective Time.

Poseida ESPP

The Merger Agreement provides that following the date of the Merger Agreement, Poseida will take all necessary actions such that (i) any outstanding offering or purchase period under the Poseida ESPP will terminate and a purchase date shall occur under the Poseida ESPP upon the earlier to occur of (x) the day that is four trading days prior to the Merger Effective Time or (y) the date on which such offering or purchase period would otherwise end, and no additional offering or purchase periods will commence under the Poseida ESPP after the date of the Merger Agreement; (ii) no individual participating in the Poseida ESPP will be permitted to (A) increase the amount of his or her rate of payroll contributions thereunder from the rate in effect as of the date of the Merger Agreement, or (B) make separate non-payroll contributions to the Poseida ESPP on or following the date of the Merger Agreement; (iii) no individual who is not participating in the Poseida ESPP as of the date of the Merger Agreement may commence participation in the Poseida ESPP following the date of the Merger Agreement; and (iv) subject to the consummation of the Merger, the Poseida ESPP will terminate effective immediately prior to the Merger Effective Time.

Representations and Warranties

In the Merger Agreement, Poseida has made customary representations and warranties to Parent and Offeror that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or a confidential disclosure letter that Poseida delivered to Parent and Offeror in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) organization; (ii) capitalization; (iii) authorization, no conflict; (iv) subsidiaries; (v) SEC reports and financial statements; (vi) absence of material adverse changes, etc.; (vii) litigation; (viii) information supplied; (ix) employee plans; (x) taxes; (xi) environmental matters; (xii) compliance with laws; (xiii) regulatory matters; (xiv) intellectual property; (xv) privacy and data protection; (xvi) employment matters; (xvii) insurance; (xviii) material contracts; (xix) properties; (xx) broker’s or finder’s fees; (xxi) opinion of financial advisor; (xxii) inapplicability of anti-takeover statutes; (xxiii) no vote required; (xxiv) no other Parent or Offeror representations or warranties; and (xxv) non-reliance on Parent or Offeror estimates, projections, forecasts, forward-looking statements and business plans. In the Merger Agreement, Parent and Offeror have made customary representations and warranties to Poseida that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (i) valid existence; (ii) authority, binding nature of agreement; (iii) non-contravention; (iv) no legal proceedings; (v) activities of Offeror; (vi) information supplied; (vii) no other Poseida representations or warranties; (viii) non-reliance on Poseida estimates, projections, forecasts, forward-looking statements and business plans; (ix) financing; (x) solvency; and (xi) ownership of Poseida common stock.

The representations and warranties will not survive the consummation of the Merger.

Operating Covenants

Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Merger Effective Time or the termination of the Merger Agreement in accordance with its terms, except (i) as expressly required by the Merger Agreement, (ii) as required by applicable law, (iii) as set forth in the confidential disclosure letter that Poseida delivered to Parent and Offeror in connection with the execution of the Merger Agreement or (iv) as consented to in writing by Parent, which consent will not be unreasonably withheld, conditioned or delayed, Poseida has agreed to (A) conduct its business in the ordinary course and (B) use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its officers and key employees and maintain satisfactory relations and goodwill with material suppliers, landlords, customers, licensors, licensees, governmental bodies and other persons having material business relationships with Poseida.

In addition, during the same period, except as (i) expressly required by the Merger Agreement, (ii) required by applicable law, (iii) set forth in the confidential disclosure letter that Poseida delivered to Parent and Offeror in connection with the execution of the Merger Agreement, or (iv) consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), Poseida has agreed not to, subject to certain exceptions:

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except as permitted by clauses (x) or (y) in the immediately following paragraph, declare, accrue, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other securities of Poseida or any of its subsidiaries (other than dividends or distributions paid in cash from a direct or indirect wholly owned subsidiary of Poseida to Poseida or another direct or indirect wholly owned subsidiary of Poseida); adjust, split, combine or reclassify any capital stock or otherwise amend the terms of any securities of Poseida or any of its subsidiaries; or acquire, redeem or otherwise reacquire or offer to acquire, redeem or otherwise reacquire any shares of capital stock or other securities of Poseida or any of its subsidiaries, other than pursuant to Poseida’s right to acquire restricted Shares held by an employee of Poseida or any of its subsidiaries upon termination of such employee’s employment;

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sell, issue, grant or authorize the sale, issuance, or grant of: (A) any capital stock or other equity security of Poseida or any of its subsidiaries; (B) any option, call, warrant or right to acquire any capital stock or other equity security of Poseida or any of its subsidiaries; or (C) any instrument convertible into or exchangeable for any capital stock or other equity security of Poseida or any of its subsidiaries, except that (w) Poseida may issue Shares pursuant to the exercise or vesting of equity awards under the Company Equity Plans or Warrants, in each case, outstanding on the date of the Merger Agreement and in accordance with the terms of such equity awards or Warrants, as applicable; (x) Poseida may grant equity awards to individuals to whom outstanding offers of employment have been made prior to the date of the Merger Agreement, provided that the maximum number of Shares that may be issued pursuant to such equity awards, in the aggregate, may not exceed the number of Shares set forth in the confidential disclosure letter that Poseida delivered to Parent and Offeror in connection with the execution of the Merger Agreement; and (y) Poseida may, in response to an Acquisition Proposal (as defined below), adopt a stockholder rights plan that is not applicable to the Merger, Parent or Offeror and is otherwise in form and substance reasonably acceptable to Parent and issue rights to stockholders in connection therewith;

•	except as contemplated by the Merger Agreement, amend or otherwise modify any of the terms of any outstanding equity awards;

•	amend or permit the adoption of any amendment to Poseida’s certificate of incorporation or bylaws;

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acquire any business, assets or equity interest of any other person, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, liquidation, dissolution, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction, other than acquisitions of assets in the ordinary course of business that involve a purchase price not in excess of $1,500,000 in the aggregate;

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enter into any contract that would explicitly impose any material restriction on the right or ability of Poseida or any of its subsidiaries: (A) to compete with any other person; (B) to acquire any product or other asset or any services from any other person; (C) to perform services for or sell products to any other person; (D) to transact business with any other person; or (E) to operate at any location in the world, in each case, other than contracts that contain covenants that prohibit Poseida or any of its subsidiaries from using any trade names other than Poseida’s or any of its subsidiaries’ trade names;

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other than in the ordinary course of business, enter into, amend or terminate (other than expiration in accordance with its terms), or waive any material right, remedy or default under any Company Material Contract (as defined in the Merger Agreement) (or any contract that would have been a Company Material Contract if in effect on the date of the Merger Agreement);

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sell or otherwise dispose of, or lease or license any right or other asset or property of Poseida or any of its subsidiaries to any other person (except in each case for rights, assets or properties: (A) leased, licensed (in the case of intellectual property or intellectual property rights, only to the extent such license is non-exclusive) or disposed of by Poseida in the ordinary course of business; or (B) that do not have a fair market value in excess of $1,000,000 in the aggregate);

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make any pledge of any of its material assets or permit any of its material assets, or any of its cash equivalents or short-term investments, to become subject to any liens (other than permitted liens);

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lend money to any person (other than advances to employees in the ordinary course of business), guarantee or incur any indebtedness, except for (A) guarantees by Poseida of existing indebtedness of any of its subsidiaries and (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business;

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except as otherwise contemplated by the Merger Agreement, establish, adopt, enter into any new, amend, terminate or, except as otherwise required by any existing employee benefit plan or employee agreement or as set forth in the confidential disclosure letter that Poseida delivered to Parent and Offeror in connection with the execution of the Merger Agreement, take any action to accelerate rights under, any employee benefit plan or employee agreement or other plan or arrangement that would be an employee benefit plan or employee agreement if in effect as of the date of the Merger Agreement, grant or pay any bonus or make any profit-sharing payment to, promote or change the title of any employee or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any employees or terminate any employee without cause (except that Poseida may: (A) provide routine salary increases to employees entitled to receive annual cash compensation (including salary and target annual cash bonus) of $350,000 or less in the ordinary course of business and in connection with, and at the time of Poseida’s customary annual employee review process (provided any such increase shall not result in increased costs to Poseida or any of its subsidiaries in any calendar year of more than five percent (5%) in the aggregate for all such increases or ten percent (10%) for an increase with respect to an individual employee); (B) subject to the salary increase limitations in clause (A), promote or change the title of any employee in the ordinary course of business and in connection with Poseida’s customary annual employee review process; (C) enter into written employee agreements with newly hired employees; (D) amend the employee benefit plans or employment agreements to the extent required by applicable laws; (E) make (and set targets or goals for) customary bonus and profit-sharing payments in accordance with, and as required by, an existing employee benefit plan or employee agreement existing on the date of the Merger Agreement; and (F) terminate the employment of any employee entitled to receive annual cash compensation (including salary and target annual cash bonus) of $250,000 or less in the ordinary course of business without cause);

•	hire any employee who would be entitled to receive annual cash compensation (including salary and target annual cash bonus) of $350,000 or more;

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settle or satisfy (or cause any insurer to pay, discharge, compromise, settle or satisfy), any legal proceeding in amounts in excess of $1,000,000 individually or $3,000,000 in the aggregate, or commence any legal proceeding, except as otherwise permitted by and in accordance with the Merger Agreement, in connection with a breach or alleged breach of the Merger Agreement, any other transaction contemplated thereby or between Poseida, on the one hand, and Parent and/or Offeror, on the other hand, with respect to routine collection of bills, or the enforcement of rights under Company Material Contracts that are not related to owned or in-licensed intellectual property;

•	other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

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make or change any material tax election, change any annual and material tax accounting period, adopt or change any material method of tax accounting, enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. applicable law), extend the statute of limitations relating to material taxes with any governmental body (other than automatic extensions obtained in the ordinary course of business), take any material position on a tax return inconsistent with a position taken on a tax return previously filed, amend any material tax return, initiate any voluntary disclosure process, settle or, compromise any material tax claim or assessment, affirmatively surrender any right to claim a material tax refund, or enter into any material contract (other than in the ordinary course of business) or request any material ruling from any governmental body relating to taxes;

•	enter into any collective bargaining or similar labor agreement;

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incur any capital expenditure or any obligations, liabilities or indebtedness in respect thereof, except for any the capital expenditures incurred following the date of the Merger Agreement in an amount not to exceed $2,000,000 in the aggregate in any 12 month period; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

No Solicitation

Pursuant to the Merger Agreement, Poseida has agreed that it will not, and will cause its subsidiaries not to, and will instruct its and their respective officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and representatives (collectively, “Representatives”) not to, directly or indirectly including through another person:

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solicit, initiate or knowingly facilitate or encourage any proposal or inquiry (including by granting any waiver under Section 203 of the DGCL) that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined below);

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furnish any information regarding, or provide access to the business, properties, assets, books or records (except as required by applicable law) of, Poseida or any of its subsidiaries to any person in response to any proposal or inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

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enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or any proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal;

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approve, endorse or recommend an Acquisition Proposal or any letter of intent (whether binding or non-binding), memorandum of understanding or other contract contemplating an Acquisition Proposal or that would reasonably be expected to lead Poseida to abandon or terminate its obligations under the Merger Agreement; or

•	resolve, propose or agree to do any of the foregoing.

Poseida has agreed that it will, and will cause its subsidiaries to, and instruct its and their respective Representatives to, immediately cease and cause to be terminated all discussions or negotiations with any person previously conducted prior to signing the Merger Agreement with respect to any Acquisition Proposal or any inquiry or indication of interest that would reasonably be expected to lead to any Acquisition Proposal.

Notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, in response to (i) an unsolicited Acquisition Proposal that is received after the date of the Merger Agreement and did not result from a material breach of Poseida’s obligations described in this section entitled “No Solicitation” or the “Last Look” section below, if (1) the Poseida Board determines in good faith that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and (after consultation with its outside counsel) that failure to take such action would be reasonably likely to be inconsistent with the Poseida Board’s fiduciary duties under applicable law and (2) prior to the first time that Poseida takes any such action with respect to any such Acquisition Proposal, Poseida gives Parent written notice of its intention to take such action with respect to each such Acquisition Proposal, Poseida may: (A) furnish information with respect to Poseida and Poseida’s subsidiaries to the person making such Acquisition Proposal (and such person’s Representatives); provided, however, that Poseida and such person enter into a customary confidentiality agreement that is on confidentiality and non-use terms no less favorable in the aggregate to Poseida than the Confidentiality Agreement (as defined below) (but that need not contain “standstill” or similar restrictions), a copy of which must be provided for informational purposes only to Parent; and provided further, that any nonpublic information concerning Poseida or any of Poseida’s subsidiaries so furnished be provided to Offeror or Parent prior to or concurrently with it being provided to the person making such Acquisition Proposal; and (B) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.

Prior to the Offer Acceptance Time, Poseida will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit an Acquisition Proposal being made to Poseida if the Poseida Board determines in good faith, after consultation with Poseida’s outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the Poseida Board’s fiduciary duties under applicable law. In addition, Poseida and its Representatives may, following the receipt of an Acquisition Proposal, contact in writing the person making such Acquisition Proposal one time to clarify in writing any ambiguous terms and conditions of such Acquisition Proposal (to the extent it did not result from a material breach of Poseida’s obligations described in this section entitled “No Solicitation” or the “Last Look” section below) and to direct such person to the terms of the Merger Agreement, including the provisions described above.

Poseida must promptly (and in any event within 24 hours of receipt) advise Parent in writing of any Acquisition Proposal or any inquiry or indication of interest that would reasonably be expected to result in an Acquisition Proposal or any request for nonpublic information regarding Poseida or its subsidiaries in connection with or related to any inquiry or indication of interest that would reasonably be expected to result in an Acquisition Proposal and shall indicate the identity of the person making such Acquisition Proposal, inquiry, indication of interest or request and the terms and conditions of any proposal or offer or the nature of any inquiries or contacts, and thereafter must keep Parent reasonably informed of all material developments affecting the status of and any changes to the terms of any such Acquisition Proposal, inquiry, indication of interest or request.

Nothing in the Merger Agreement prevents Poseida from: (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to its stockholders of factual information regarding the business, financial condition or results of operations of Poseida or the fact that an Acquisition Proposal has been made, the identity of the person making such Acquisition Proposal and the material terms of such Acquisition Proposal if, in the good faith judgment of the Poseida Board, after consultation with outside counsel, failure to so disclose would be reasonably likely to be inconsistent with the Poseida Board’s fiduciary duties under applicable law.

“Acquisition Proposal” means a bona fide written offer, indication of interest or proposal (other than an offer or proposal by Parent or its affiliates or one of Poseida’s subsidiaries) contemplating or otherwise relating to any Acquisition Transaction (as defined below).

“Acquisition Transaction” means any transaction or series of related transactions involving: (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of Poseida; or (ii) Poseida issues securities representing more than 20% of the outstanding shares of any class of voting securities of Poseida; (b) any direct or indirect sale, lease, exclusive license, exchange, transfer, acquisition or disposition of any assets of Poseida or any of its subsidiaries that constitute or account for (i) 20% or more of the consolidated net revenues of Poseida, consolidated net income of Poseida or consolidated book value of Poseida; or (ii) 20% or more of the fair market value of the assets of Poseida; or (c) any liquidation or dissolution of Poseida.

“Superior Proposal” means an Acquisition Proposal that the Poseida Board determines in good faith (after consultation with its financial advisor and outside counsel): (i) to be reasonably likely to be consummated; and (ii) if consummated, would result in a transaction more favorable to Poseida’s stockholders from a financial point of view than the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and the CVR Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement, any changes to the terms of the Merger Agreement offered by Parent in response to such Acquisition Proposal, the identity of the person making the Acquisition Proposal, and the anticipated timing, conditions and the ability of the person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing); provided that for purposes of the definition of “Superior Proposal,” all references to 20% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%.

“Intervening Event” means any material event, fact, development or occurrence that affects the business, assets or operations of Poseida that is unknown to, and not reasonably foreseeable by, the Poseida Board as of the date of the Merger Agreement, or if known to the Poseida Board as of the date of the Merger Agreement, the material consequences of which were not known to, and not reasonably foreseeable by, the Poseida Board as of the date of the Merger Agreement (provided, however, that in no event will the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto constitute an Intervening Event).

Poseida Board Recommendation

Poseida has represented to Parent and Offeror in the Merger Agreement that the Poseida Board has unanimously:

•

determined that the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Poseida and its stockholders;

•

approved the execution, delivery and performance by Poseida of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and approved the CVR Agreement and the transactions contemplated thereby;

•	resolved that the Merger will be effected under Section 251(h) of the DGCL; and

•	resolved to recommend that Poseida’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer (the recommendation in this bullet, the “Poseida Board Recommendation”).

Under the Merger Agreement, the Poseida Board may not (A) fail to make, withhold, withdraw, or amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw or amend or modify in a manner adverse to Parent, the Poseida Board Recommendation; (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal; or (C) resolve, agree or publicly propose to take any such actions (any such action or failure to act, a “Change in Board Recommendation”).

Notwithstanding the foregoing, but subject to the terms described in the “Last Look” section below, the Poseida Board may, prior to the Offer Acceptance Time:

•

if there is an Intervening Event, effect a Change in Board Recommendation if the Poseida Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with the Poseida Board’s fiduciary duties under applicable law;

•

effect a Change in Board Recommendation in response to an Acquisition Proposal that did not result from a material breach of Poseida’s obligations under certain provisions of the Merger Agreement described above if the Poseida Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with the Poseida Board’s fiduciary duties under applicable law and the Poseida Board concludes in good faith, after consultation with its financial advisor, that the Acquisition Proposal constitutes a Superior Proposal; and

•

terminate the Merger Agreement pursuant to a Superior Proposal Termination (as defined below), if Poseida receives an Acquisition Proposal (that did not result from a material breach of Poseida’s obligations described in this section entitled “No Solicitation” or the “Last Look” section below) that the Poseida Board concludes in good faith, after consultation with its financial advisor, constitutes a Superior Proposal and the Poseida Board concludes in good faith, after consultation with outside counsel, that the failure to enter into such definitive agreement would be reasonably likely to be inconsistent with the Poseida Board’s fiduciary duties under applicable law.

Last Look

The Poseida Board may not make a Change in Board Recommendation or terminate the Merger Agreement pursuant to a Superior Proposal Termination unless:

•

Poseida has provided prior written notice to Parent that it is prepared to (I) make a Change in Board Recommendation, or (II) terminate the Merger Agreement in response to a Superior Proposal Termination, containing, as applicable, a description of the Intervening Event giving rise to such proposed action or a description of the terms and conditions of the Superior Proposal (including the identity of the person making the Superior Proposal unless prohibited by the terms of a confidentiality agreement in effect as of the date of the Merger Agreement) and a copy of the acquisition agreement giving effect to the Acquisition Proposal in the form to be entered into;

•

during the three business day period commencing on the date of Parent’s receipt of such notice, Poseida has made its Representatives reasonably available for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment to the Merger Agreement or the Offer or a possible alternative transaction so that, as applicable, the Acquisition Proposal ceases to be a Superior Proposal or the Intervening Event no longer forms the basis for making a Change in Board Recommendation; and

•

(1) in the case of an Intervening Event, Parent has not made, within such three business day period, a proposal that would, in the good-faith judgment of the Poseida Board (after consultation with outside counsel), cause the Intervening Event to no longer form the basis for the Poseida Board to effect a Change in Board Recommendation or (2) in the case of a Superior Proposal, after the expiration of the three business day period, the Poseida Board has determined in good faith, after taking into account any amendments to the Merger Agreement and the Offer that Parent and Offeror have irrevocably agreed to make in writing after consultation with Poseida’s outside legal counsel and financial advisor, such Acquisition Proposal continues to constitute a Superior Proposal, and after consultation with Poseida’s outside legal counsel, the failure to make a Change in Board Recommendation would be reasonably likely to be inconsistent with the Poseida Board’s fiduciary duties under applicable law.

The foregoing provisions shall also apply to any changes with respect to such Intervening Event, or changes to the financial terms or other material terms of such Superior Proposal, as the case may be, which shall require Poseida to provide to Parent a new notice and a new negotiation period, except that references to three business days will be deemed to be references to two business days.

Regulatory Undertakings

See “Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—Regulatory Undertakings.”

Access to Information

Other than as prohibited by law and subject to certain exceptions pursuant to the Confidentiality Agreement and the Merger Agreement, Poseida has agreed to afford Parent, Offeror and their Representatives, upon reasonable advance notice to Poseida by Parent and for reasonable business purposes, reasonable access during normal business hours to Poseida’s Representatives, books, records, tax returns, material operating and financial reports, work papers, assets, executive officers, offices and other facilities, contracts and other documents and information relating to Poseida, and instruct its independent public accountants to provide reasonable access to their work papers and such other information as Parent may reasonably request, so long as it does not violate applicable law or confidentiality obligations of Poseida, result in the loss or impairment of the attorney-client privilege, work product doctrine or other similar legal protection, or constitute competitively sensitive information the disclosure of which would increase the risk of failing to satisfy the Regulatory Condition, subject in each case to Poseida’s obligation to (i) inform Parent of the general nature of the information being withheld and (ii) upon Parent’s request, use commercially reasonable efforts to make appropriate substitute arrangements to permit disclosure to the maximum extent legally permissible.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that, for a period of six year beginning on the date of closing of the Merger, Offeror and Parent will, to the fullest extent permitted by applicable law, (i) indemnify, defend and hold harmless and provide advancement of expenses to all past and present directors and officers of Poseida and its subsidiaries (the “Indemnified Persons”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement pursuant to the certificate of incorporation, bylaws and other organizational documents of Poseida and its subsidiaries and the indemnification agreements in existence and effect on the date of the Merger Agreement and (ii) include and cause to be maintained in effect in Poseida’s certificate of incorporation and bylaws the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses as currently contained therein and will not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of the Indemnified Persons. Any bona fide claim made by an Indemnified Person pursuant to the rights provided under the Merger Agreement within such six year period shall continue to be subject to the Merger Agreement and the rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement provides that (i) prior to the closing of the Merger, Poseida will purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Persons, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Poseida, covering their acts and omissions occurring prior to the Merger Effective Time in their capacities as directors and officers of Poseida (as applicable), including with respect to the Offer and the Merger, and (ii) Offeror and Parent will maintain such “tail” prepaid policy in full force and effect for six years after the closing of the Merger; provided, however, that the amount paid for such policy may not exceed 300% the amount per annum Poseida paid in its last full fiscal year for its existing directors’ and officers’ insurance.

Notice of Certain Events

Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, each of Poseida and Parent will, as promptly as reasonably practicable, notify the other, (i) upon becoming aware that any representation or warranty made by it in the Merger Agreement has become untrue or inaccurate in any material respect, or of any failure of such party to comply in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement, in any such case, if such event, individually or in the aggregate with all other such events, would reasonably be expected to result in any of the conditions to the Merger or any of the Offer Conditions not being able to be satisfied prior to the Outside Date (as defined below); (ii) to the extent Poseida has knowledge of such communication or that Parent has knowledge of such communication, as the case may be, of any written communication from any person alleging that such person’s consent is or may be required in connection with the Offer or the Merger; (iii) of any material written communication from any governmental body related to the Offer or the Merger; and (iv) of any proceedings commenced and served upon, or to Poseida’s knowledge, threatened in writing against, Poseida or any of its subsidiaries that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any provision of the Merger Agreement.

Employee Matters

The Merger Agreement provides that, during the period beginning at the Merger Effective Time and ending on the first anniversary of the Merger Effective Time, Parent will, or will cause Poseida to, provide to each continuing employee of Poseida (a “Covered Employee”) (i) compensation (such term to include salary and annual cash bonus) and benefits (including the costs thereof to participants under Poseida’s employee benefit plans) that are in the aggregate, substantially comparable to, respectively, the compensation (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, and nonqualified deferred compensation) and benefits (excluding any defined benefit pension plan or retiree medical benefits) being provided to the Covered Employee immediately prior to the Merger Effective Time and (ii) severance eligibility and benefits no less favorable than those afforded from time to time to other similarly situated employees of Parent and its affiliates.

Subject to certain exceptions, Parent will, or will cause Poseida to: (i) waive for each Covered Employee any preexisting condition exclusions and (ii) use commercially reasonable efforts to (A) waive any waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent employee benefit plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under Poseida’s plan such Covered Employee participated in immediately prior to coverage under Parent’s plan and (B) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent employee benefit plan during the calendar year in which such amount was paid, to the same extent such credit was given under Poseida’s employee benefit plan and to the extent reported to Parent by Poseida, in satisfying any applicable deductible or out-of-pocket requirements under Parent’s employee benefit plan. Subject to certain exceptions, Parent will recognize all service of each Covered Employee to Poseida prior to the Merger Effective Time for vesting and eligibility purposes (but not for benefit accrual purposes) and for purposes of determining regular vacation time, provided that, for purposes of determining severance eligibility and amounts, service will be credited without regard to whether the Covered Employee was eligible to participate as of immediately before the Merger Effective Time in a Poseida plan providing severance.

Approval of Compensation Arrangements

Pursuant to the Merger Agreement, prior to the Offer Acceptance Time, the compensation committee of the Poseida Board will cause each employee benefit plan and employment agreement of Poseida and its subsidiaries pursuant to which consideration is payable to any officer, director or employee who is a holder of any Poseida security to be approved by the compensation committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

In addition, Poseida has agreed to take all steps as may be reasonably required to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, equity awards and any other equity securities of Poseida in the Offer, the Merger, or the other transactions contemplated by the Merger Agreement and the CVR Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Poseida, and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stockholder Litigation

Until the earlier of the Merger Effective Time or the termination of the Merger Agreement in accordance with its terms, Poseida must promptly advise Parent in writing of any stockholder litigation against Poseida or its directors (in their capacities as such) relating to the Merger Agreement, the Offer, the Merger, or the other transactions contemplated by the Merger Agreement and the CVR Agreement and keep Parent reasonably informed regarding any such stockholder litigation. Parent will have the right to review and comment on all material filings or responses to be made by Poseida in connection with any such stockholder litigation and the right to participate (at Parent’s expense) in connection with any such stockholder litigation, and no settlement may be proposed or agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Conditions to the Offer

See “Section 15—Conditions to the Offer.”

Conditions to the Merger

The obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	No Restraint is in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal; and

•

Offeror (or Parent on Offeror’s behalf) has accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Offeror nor Parent is entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Offeror fails to acquire any Shares validly tendered and not properly withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Offer Acceptance Time by mutual written consent of Poseida and Parent.

The Merger Agreement may also be terminated:

•	by either Parent or Poseida:

•

if the Offer Acceptance Time has not occurred on or before the close of banking business, New York City time, on May 25, 2025 (as such date may be extended as described in the immediately following proviso, the “Outside Date”); provided, however, that either Parent or Poseida may extend the Outside Date (i) to a date no later than August 25, 2025 if the Regulatory Condition is not satisfied by May 25, 2025, and (ii) to a date no later than November 25, 2025 if the Regulatory Condition is not satisfied by August 25, 2025; and provided further, that a party is not permitted to terminate the Merger Agreement pursuant to this provision if any failure of such party to perform any of its covenants or obligations under the Merger Agreement has been a principal cause of or resulted in the failure of the Offer Acceptance Time to occur prior to the Outside Date (any such termination, an “Outside Date Termination”); or

•

at any time prior to the Offer Acceptance Time, if any final, non-appealable Restraint is in effect having the effect of making illegal, permanently restraining, enjoining or prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the Offer or the consummation of the Merger; provided, however, that the right to terminate the Merger Agreement pursuant to this provision is not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement is the proximate cause of, or resulted in the issuance, promulgation, enforcement or entry of any such Restraint (any such termination, a “Legal Restraint Termination”); or

•

at any time prior to the Offer Acceptance Time, if the Offer has expired without the acceptance for payment of Shares pursuant to the Offer, in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) following the end of the aggregate 40 business day period during which Offeror is obligated to extend the Offer beyond the expiration date that immediately follows the satisfaction of the Regulatory Condition; provided, that a party shall not be permitted to terminate the Merger Agreement pursuant to this provision if such party’s material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement has been a principal cause of or resulted in the failure of the Offer Acceptance Time to occur prior to the end of such 40 business day period (any such termination, an “Offer Expiration Termination”);

•	by Poseida:

•

at any time prior to the Offer Acceptance Time, if (i) there has been a material breach of any covenant or agreement by Offeror or Parent set forth in the Merger Agreement; or (ii) any representation or warranty of Offeror and Parent set forth in the Merger Agreement was inaccurate when made or, if not made as of a specific date, has become inaccurate, that would, in the case of both clauses (i) and (ii), (A) have a material adverse effect on the ability of Offeror or Parent to consummate the Offer, and (B) such breach is not curable by the Outside Date, or, if curable, is not cured within 20 business days of the date Poseida gives Parent notice of such breach (any such termination, a “Termination for Parent Breach”); provided, however, that Poseida may not terminate the Merger Agreement pursuant to this provision if at such time Parent has the right (after giving notice and the lapse of any cure period) to terminate the Merger Agreement pursuant to a Termination for Company Breach (as defined below), disregarding such notice and cure rights;

•

at any time prior to the Offer Acceptance Time, if (i) Offeror has failed to commence the Offer in violation of the Merger Agreement, (ii) Offeror terminates or makes any material change to the Offer in violation of the Merger Agreement, or (iii) (A) all the Offer Conditions have been satisfied or waived as of the expiration of the Offer and (B) Parent has failed to consummate the Offer promptly thereafter in accordance with the Merger Agreement; provided, however, that Poseida may not terminate the Merger Agreement pursuant to this provision if at such time Parent has the right (after giving notice and the lapse of any cure period) to terminate the Merger Agreement pursuant to a Termination for Company Breach, disregarding such notice and cure rights; or

•

at any time prior to the Offer Acceptance Time, if the Poseida Board, pursuant to and in accordance with Poseida’s covenants described in the sections above entitled “No Solicitation” or “Last Look,” authorizes Poseida to enter into a definitive agreement providing for a Superior Proposal, but only if Poseida substantially concurrently with and as a condition to such termination, pays to Parent the Poseida Termination Fee as provided below in “Poseida Termination Fee” (any such termination, a “Superior Proposal Termination”);

•	by Parent:

•

at any time prior to the Offer Acceptance Time, if (i) there has been a material breach of any covenant or agreement by Poseida set forth in the Merger Agreement; or (ii) any representation or warranty of Poseida set forth in the Merger Agreement was inaccurate when made or, if not made as of a specific date, has become inaccurate, that would, in the case of both clauses (i) and (ii), (A) result in the Company Representations and Performance Closing Conditions (as defined below in “Section 15—Conditions to the Offer”) not being satisfied, and (B) such breach is not curable by the Outside Date, or, if curable, is not cured within 20 business days of the date Parent gives Poseida notice of such breach (any such termination, a “Termination for Company Breach”); provided, however, that Parent may not terminate the Merger Agreement pursuant to this provision if at such time Poseida has the right (after giving notice and the lapse of any cure period) to terminate the Merger Agreement pursuant to a Termination for Parent Breach, disregarding such notice and cure rights; or

•

at any time prior to the Offer Acceptance Time, if (i) there has been a willful and material breach of Poseida’s covenants described in the sections above entitled “No Solicitation” or “Last Look”; (ii) the Poseida Board has effected a Change in Board Recommendation; (iii) Poseida has failed to include the Poseida Board Recommendation in the Schedule 14D-9 when mailed to Poseida’s stockholders; (iv) the Poseida Board or any committee thereof has approved, endorsed or recommended any Acquisition Proposal; (v) Poseida has executed any contract relating to any Acquisition Proposal other than a customary confidentiality agreement expressly permitted by the Merger Agreement; (vi) a tender or exchange offer relating to Poseida securities (other than the Offer) has been commenced and Poseida has not sent to its security holders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Poseida recommends rejection of such tender or exchange offer and reaffirming the Poseida Board Recommendation; or (vii) the Poseida Board has failed to publicly reaffirm the Poseida Board Recommendation within five business days after receipt of a written request from Parent to do so, except that Parent may only make such request once every 30 days (any such termination, a “Triggering Event Termination”).

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will be of no further force or effect (except for certain customary obligations, obligations related to termination and the payment obligations described under the sections below entitled “Poseida Termination Fee,” “Reverse Termination Fee” and “Section 17—Fees and Expenses”), without any liability or obligation on the part of Parent or Offeror, on the one hand, or Poseida, on the other hand, except that the termination of the Merger Agreement will not relieve or release any party from any liability arising out fraud or out of its willful and material breach of the Merger Agreement.

Poseida Termination Fee

Poseida has agreed to pay Parent a termination fee of $33,420,000 in cash (the “Poseida Termination Fee”) in the event that:

•	the Merger Agreement is terminated by Parent pursuant to a Triggering Event Termination;

•	the Merger Agreement is terminated by Poseida pursuant to a Superior Proposal Termination; or

•

after the date of the Merger Agreement but prior to the termination of the Merger Agreement in accordance with its terms, an Acquisition Proposal becomes publicly known or delivered to the Poseida Board and not withdrawn (publicly, if such Acquisition Proposal became publicly known), (ii) thereafter, the Merger Agreement is terminated (A) by Parent or Poseida pursuant to an Outside Date Termination (but in the case of such a termination by Poseida, only if at such time Parent would not have been prohibited from terminating the Merger Agreement pursuant to an Outside Date Termination due to its failure to perform any of its covenants or obligations under the Merger Agreement being a principal cause of or resulting in the failure of the Offer Acceptance Time to occur prior to the Outside Date), or (B) by Parent pursuant to a Termination for Company Breach for a willful and material breach of any covenant or agreement in the Merger Agreement on the part of Poseida, which willful and material breach has been a principal cause of or resulted in the failure of the Offer to be consummated or (C) by Parent or Poseida pursuant to an Offer Expiration Termination (but in the case of such a termination by Poseida, only if at such time Parent would not have been prohibited from terminating the Merger Agreement pursuant to an Offer Expiration Termination due to a material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement having been a principal cause of or resulted in the failure of the Offer Acceptance Time to occur prior to the end of the aggregate 40 business day period during which Offeror is obligated to extend the Offer beyond the expiration date that immediately follows the satisfaction of the Regulatory Condition), and (iii) within 12 months after such termination Poseida consummates an Acquisition Transaction (provided that solely for purposes of this provision, all references to 20% in the definition of “Acquisition Transaction” in the Merger Agreement shall be deemed to be references to 50%) or enters into an agreement for an Acquisition Transaction that is subsequently consummated (whether before or after such 12 month period).

In the event Parent receives the Poseida Termination Fee, the receipt thereof will be deemed to be liquidated damages to reasonably compensate Parent for the disposition of its rights under the Merger Agreement in circumstances in which such amount is due and payable, which amount would otherwise be impossible to calculate with precision; provided, however that payment of the Poseida Termination Fee will not be liquidated damages in the case of fraud or a willful and material breach of the Merger Agreement by Poseida. Except in the case of fraud or a willful and material breach, upon payment of the Poseida Termination Fee, (i) none of Poseida or its affiliates, or any of their respective former, current or future controlling persons, directors, officers, employees, agents, attorneys, affiliates or permitted assignees (collectively, the “Poseida Related Parties”), will have any further liability or obligation to any of Parent, Offeror, or any of their respective former, current or future controlling persons, directors, officers, employees, agents, attorneys, affiliates or permitted assignees (collectively, the “Parent Related Parties”) relating to or arising out of the Merger Agreement, any agreement executed in connection with the Merger Agreement or the transactions contemplated thereby or any matters forming the basis for such termination and (ii) no Parent Related Party will be able to bring any other legal proceeding against any Poseida Related Party arising out of the Merger Agreement, the Offer, the Merger, any agreement executed in connection with the Merger Agreement or any of the other transactions contemplated thereby or any matters forming the basis for such termination.

Reverse Termination Fee

Parent has agreed to pay Poseida a termination fee of $33,420,000 in cash (the “Reverse Termination Fee”) in the event that:

•

the Merger Agreement is terminated by Parent or Poseida pursuant to an Outside Date Termination, if, on the date of such termination, each of the Offer Conditions (other than the Regulatory Condition and any Offer Conditions which by their nature are to be satisfied at the expiration of the Offer) has been satisfied, or, to the extent permitted by applicable law, waived, or there is a timing or other agreement or commitment with any governmental body not to consummate the Offer and the Merger in effect (except, in each case, if Poseida’s breach of the Merger Agreement has been a principal cause such Outside Date Termination);

•

the Merger Agreement is terminated by Parent or Poseida pursuant to a Legal Restraint Termination in connection with a Restraint pursuant to or in connection with antitrust laws (except if Poseida’s breach of the Merger Agreement has been a principal cause such Legal Restraint Termination); or

•

the Merger Agreement is terminated by Poseida pursuant to a Termination for Parent Breach in connection with a willful and material breach by Parent or Offeror of any covenant or agreement described in “Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—Regulatory Undertakings” relating to applicable antitrust laws (except if Poseida’s breach of the Merger Agreement has been a principal cause such Termination for Parent Breach).

In the event Poseida receives the Reverse Termination Fee, the receipt thereof will be deemed to be liquidated damages to reasonably compensate Poseida for the disposition of its rights under the Merger Agreement in circumstances in which such amount is due and payable, which amount would otherwise be impossible to calculate with precision; provided, however that payment of the Reverse Termination Fee will not be liquidated damages in the case of fraud or a willful and material breach of the Merger Agreement by Parent or Offeror. Except in the case of fraud or a willful material breach, upon payment of the Reverse Termination Fee, (i) none of the Parent Related Parties will have any further liability or obligation to any of the Poseida Related Parties relating to or arising out of the Merger Agreement, any agreement executed in connection with the Merger Agreement or the transactions contemplated thereby or any matters forming the basis for such termination and (ii) no Poseida Related Party will be able to bring any other legal proceeding against any Parent Related Party arising out of the Merger Agreement, the Offer, the Merger, any agreement executed in connection with the Merger Agreement or any of the other transactions contemplated thereby or any matters forming the basis for such termination.

The Tender and Support Agreements

In order to induce Parent and Offeror to enter into the Merger Agreement, each of Malin Life Sciences Holdings Limited (“Malin”) and certain entities affiliated with Pentwater Capital Management (collectively, “Pentwater” and, collectively with Malin, the “Supporting Stockholders”) entered into tender and support agreements (the “Support Agreements”) with Parent and Offeror, each dated as of November 25, 2024. Under the terms of the Support Agreements, each Supporting Stockholder agreed, among other things, to tender any and all Shares of which such Supporting Stockholder is the record and beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of the Support Agreement and prior to the termination of the Support Agreement in accordance with their terms, as promptly as practicable after, but in no event later than 10 business days after, the commencement (within the meaning of Rule 14d-2 promulgated under the Exchange Act) of the Offer (or, if later, the date of delivery of the letter of transmittal with respect to the Offer).

The Support Agreements further provide that each Supporting Stockholder, during the time the Support Agreements are in effect, at any annual or special meeting of the stockholders of Poseida, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Poseida, such Supporting Stockholder shall, in each case to the fullest extent that such Supporting Stockholder’s Shares are entitled to vote thereon: (a) cause all such Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted) all of its Shares (i) against any change in the Poseida Board that is not recommended or approved by the Poseida Board, (ii) against any Acquisition Transaction, and (iii) against any other action that is intended or would reasonably be expected to impede or interfere with the Offer, the Merger or other transactions contemplated by the Merger Agreement.

The Support Agreements automatically terminate upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Merger Effective Time, (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement (including any exhibits or schedules thereto, such as the CVR Agreement), without the prior written consent of the Supporting Stockholder, that reduces the amount or changes the form of the Offer Consideration, merger consideration, or the number of CVRs to be paid to such Supporting Stockholder pursuant to the Merger Agreement as in effect on the date of the Support Agreements, (iv) the expiration of the Offer without Offeror having accepted for payment the Shares tendered in the Offer and (v) the mutual written consent of such Supporting Stockholder, Parent and Offeror.

As of the date of entry into the Support Agreements on November 25, 2024, Malin and Pentwater owned approximately 12.1% and 6.1%, respectively, of all outstanding Shares. In accordance with the terms of the Support Agreements, Parent has consented to the transfer by Pentwater during the time the Support Agreements are in effect of (i) up to 30% of the Shares held by Pentwater as of the date of the Support Agreements and (ii) any Shares acquired by Pentwater after the date of the Support Agreements, subject to certain conditions.

The foregoing description of the Support Agreements is not complete and is qualified in its entirety by reference to the Tender and Support Agreement, the form of which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

The CVR Agreement

At or prior to the Offer Acceptance Time, Parent and a rights agent mutually agreeable to Parent and Poseida (the “Rights Agent”) will enter into the CVR Agreement governing the terms of the CVRs to be received by the Poseida stockholders and holders of certain options and restricted stock units. Each CVR represents a contractual contingent value right that entitles the holder thereof to receive certain contingent cash payments of up to an aggregate of $4.00 per Share in cash, without interest and subject to deduction for any applicable withholding taxes (each, a “Milestone Payment”), conditioned upon the achievement of the following milestone conditions within the following specified time periods:

(i)

$2.00 per Share in cash, upon the initiation of the first pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication (“Milestone 1”), if Milestone 1 is achieved on or before December 31, 2028 (the “Milestone 1 Outside Date”).

(ii)

$1.00 per Share in cash, upon initiation of the first pivotal study of a P-CD19CD20-ALLO1 product or of a P-BCMACD19-ALLO1 product for the treatment of an autoimmune indication, including systemic lupus erythematosus or multiple sclerosis (“Milestone 2”), if Milestone 2 is achieved on or before December 31, 2034 (the “Milestone 2 Outside Date”).

(iii)

$1.00 per Share in cash, upon the first commercial sale of a P-BCMA-ALLO1 product for the treatment of any indication (“Milestone 3” and together with Milestone 1 and Milestone 2, each, a “Milestone”), if Milestone 3 is achieved on or before December 31, 2031 (the “Milestone 3 Outside Date” and together with the Milestone 1 Outside Date and the Milestone 2 Outside Date, each, a “Milestone Outside Date”).

Parent (directly or through its affiliates) is obligated to use, and to obligate its licensees to use Commercially Reasonable Efforts (as defined below) to (i) initiate one pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication and (ii) initiate one phase II clinical trial or one pivotal study of a P-CD19CD20-ALLO1 product for the treatment of multiple sclerosis or systemic lupus erythematosus and, is obligated to refrain from any conduct that is undertaken with the express intent of avoiding the achievement of any Milestone described above or the achievement of any Milestone described above prior to its applicable Milestone Outside Date. Parent’s obligations to use Commercially Reasonable Efforts shall terminate in full with respect to the foregoing clause “(i)”, on the earlier to occur of the achievement of Milestone 1 or December 31, 2028, and with respect to the foregoing clause “(ii)”, on the earlier to occur of (x) the initiation of either such phase II clinical trial or such pivotal study or (y) December 31, 2031. Parent is not obligated to use, and is not obligated to obligate its licensees to use Commercially Reasonable Efforts with respect to the achievement of Milestone 3. There can be no assurance that any of Milestone 1, Milestone 2 or Milestone 3 will be achieved on or before the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, respectively, or that any Milestone Payments will be made.

“Commercially Reasonable Efforts” means such level of efforts consistent with the efforts that Genentech, Inc. and F. Hoffmann-La Roche Ltd devote to their own internally developed products (regardless of modality) at a similar stage of development or commercialization, as applicable, with similar market potential, with the right for Parent to take into account any of the following: the existence of other third party competitive products in the market place or under development; issues of efficacy and safety; the probability of technical success and risk profile; the patent and other proprietary position of the product; the legal and regulatory environment; the likelihood of obtaining regulatory approval and pricing or reimbursement approval, if required; the strategic value and anticipated profitability of the product; whether the product is subject to a clinical hold, recall or market withdrawal; the benefit of continuing development relative to the benefit of other products being developed by Parent; and other technical, commercial, legal, scientific and medical factors, in all instances, without taking into account the obligation to make any Milestone Payments under the CVR Agreement. It is understood that product potential may change from time to time based upon changing scientific, legal and regulatory, business and marketing and/or return on investment considerations.

If Milestone 1 is achieved on or prior to the Milestone 1 Outside Date, Milestone 2 is achieved on or prior to the Milestone 2 Outside Date, or Milestone 3 is achieved on or prior to the Milestone 3 Outside Date, then as soon as reasonably practicable following the achievement of the applicable Milestone by the applicable Milestone Outside Date (and in any event no later than 30 days after the date on which such Milestone is achieved), Parent shall deliver to the Rights Agent written notice indicating that the applicable Milestone has been achieved. If a Milestone is not achieved by the applicable Milestone Outside Date, Parent shall deliver to the Rights Agent written notice indicating that such Milestone has not been achieved within 30 days after the applicable Milestone Outside Date.

Any written notice described above delivered to the Rights Agent (each such notice, a “Milestone Notice” and the date on which such Milestone Notice is delivered to the Rights Agent, a “Milestone Notice Date”) shall also instruct the Rights Agent to solicit tax forms or other information required to make tax deductions or withholdings from holders. Within five business days of the applicable Milestone Notice Date, Parent shall deliver to the Rights Agent an amount in cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment amounts to all holders of CVRs other than to Employee Equity Award Holders (as defined in the CVR Agreement).

The Rights Agent will promptly, and in any event within ten business days of receipt of the cash amount delivered by Parent in accordance with the paragraph immediately above (the “Funding Date”), send each holder (other than Employee Equity Award Holders) at its registered address a copy of the applicable Milestone Notice and pay the applicable Milestone Payment amount to each of the holders (other than Employee Equity Award Holders). Parent (i) will promptly, and in any event within ten business days after the applicable Milestone Notice Date, send each Employee Equity Award Holder at such holder’s registered address a copy of the applicable Milestone Notice and (ii) with respect to any portion of the applicable Milestone Payment that is payable to Employee Equity Award Holders, will, as soon as reasonably practicable following the applicable Funding Date (but in any event no later than the next regularly scheduled payroll date that is not less than ten business days following the applicable Funding Date, and in all events no later than the date that is 75 days following the date on which the applicable Milestone is achieved (and in all events prior to March 15th of the calendar year following the year in which the applicable Milestone is achieved)), pay, or will cause Poseida or an affiliate of Poseida to pay through Parent’s, Poseida’s or such affiliate’s payroll, accounts payable or equity award maintenance system (and subject to any applicable withholding taxes pursuant to the Merger Agreement and subject to any adjustment to account for any unpaid exercise price per share of any Option that is an Underwater Option), the applicable Milestone Payment amount payable to each such Employee Equity Award Holder in accordance with the Merger Agreement.

The CVRs will not be transferable except (i) upon death of a holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries upon death; (iii) pursuant to a court order (including in connection with bankruptcy or liquidation); (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (vi) if the holder is a partnership or limited liability company, a distribution by such holder to its partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction). In addition, CVRs may be abandoned by the holder by transfer to Parent without consideration, and such CVRs will be extinguished.

The rights to payment described above are solely contractual rights governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Offeror, or Poseida or their respective affiliates. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

The Rights Agent will keep a register for the purpose of (i) identifying the holders of CVRs and (ii) registering CVRs and permitted transfers thereof. The register will initially show one position for Cede & Co. representing all the Shares held by DTC on behalf of the street holders of the Shares as of immediately prior to the Merger Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with the terms of the CVR Agreement. Parent will furnish or cause to be furnished to the Rights Agent (a) the names and addresses of the holders of Shares within 30 business days after the Merger Effective Time, in such form as Parent receives from Poseida’s transfer agent and (b) in the case of holders of Equity Award Holders (as defined in the CVR Agreement), the name and address of such holders as set forth in the books and records of Poseida at the Merger Effective Time and in accordance with the terms of the Merger Agreement.

Except in certain limited circumstances, Parent may not, without the consent of holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs.

The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 40% of the outstanding CVRs will have the sole right, on behalf of all holders of CVRs, to institute any action or proceeding with respect to the CVR Agreement. No individual holder of CVRs or other group of holders of CVRs will be entitled to exercise such rights.

The foregoing description of the CVR Agreement is a summary and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, the form of which is filed as Annex B to the Merger Agreement, filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference.

The Confidentiality Agreement

The Merger Agreement incorporates by reference the terms of a nondisclosure agreement by and between Poseida and an affiliate of Parent, dated as of March 9, 2021, as amended on each of November 19, 2021 and March 10, 2023 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms. Pursuant to the Merger Agreement, the provisions of the Confidentiality Agreement apply mutatis mutandis to Parent and Offeror and will survive until the closing of the Merger or, if the Merger Agreement is terminated, will survive for one year following the date of such termination.

The foregoing description of the Confidentiality Agreement is a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which Offeror has filed as Exhibits (d)(3) through (d)(5) to the Schedule TO and is incorporated herein by reference.

14.	Dividends and Distributions

As discussed in “Section 13—The Transaction Documents—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except as (i) expressly required by the Merger Agreement, (ii) required by applicable law, (iii) set forth in the confidential disclosure letter that Poseida delivered to Parent and Offeror in connection with the execution of the Merger Agreement, or (iv) consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), Poseida has agreed not to, subject to certain exceptions:

•

declare, accrue, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) on any shares of capital stock or any other securities of Poseida or any of its subsidiaries (each a “Company Security”);

•	adjust, split, combine or reclassify any Company Security or otherwise amend the terms of any Company Security; or

•

acquire, redeem, or otherwise reacquire or offer to acquire, redeem or otherwise reacquire any Company Security, other than pursuant to Poseida’s right to acquire restricted shares of Poseida common stock held by an employee upon termination of such employee’s employment.

15.	Conditions to the Offer

Notwithstanding any other term of the Offer or the Merger Agreement, Offeror will not be required to, and Parent will not be required to cause Offeror to, accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled expiration date of the Offer in connection with the Offer if, as of immediately prior to the expiration of the Offer:

(a)

(x) the waiting period under the HSR Act (and any extensions thereof) applicable to the acquisition by Offeror of Shares pursuant to the Offer and the consummation of the Merger has not expired or been terminated, (y) the applicable waiting periods under the applicable antitrust laws in specified jurisdictions have not expired or been terminated or the applicable consents or approvals required under the applicable antitrust laws in specified jurisdictions have not been obtained, or (z) any of the following actions, events or circumstances under applicable antitrust laws have occurred:

(i)

the Competition and Markets Authority in the United Kingdom (the “CMA”): (A) commences a legal proceeding, following which Parent has not received confirmation from the CMA that it has no further questions in relation to the Offer, the Merger and the transactions contemplated by the Merger Agreement and the CVR Agreement or (B) requests in writing that the Offer, the Merger or any other transaction contemplated by the Merger Agreement or the CVR Agreement be notified to the CMA, following which Parent has not received a decision under Part 3 of the Enterprise Act 2002, as amended, that the Offer, the Merger and the transactions contemplated by the Merger Agreement and the CVR Agreement should be allowed to proceed;

(ii)

a governmental body with responsibility for application of antitrust laws in a member state of the European Union (a “National Competition Authority”): (A) has required or requested a notification or filing that has not been approved or any applicable waiting period has not expired or been terminated, or (B) commences a legal proceeding, following which (1) Parent has not received confirmation from such National Competition Authority that it has no further questions in relation to the Offer, the Merger and the transactions contemplated by the Merger Agreement and the CVR Agreement and does not intend to continue with the legal proceeding; or (2) Parent has not received a decision from the relevant National Competition Authority the effect of which is to allow the Offer, the Merger and the transactions contemplated by the Merger Agreement and the CVR Agreement to proceed; or

(iii)

a referral request under Article 22(3) of the EU Merger Regulation is made by a National Competition Authority to and accepted by the European Commission with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement and the CVR Agreement, following which the European Commission has not declared that the Offer, the Merger and the transactions contemplated by the Merger Agreement and the CVR Agreement are compatible with the internal market, or the European Commission is not deemed to have so declared;

(the conditions in this clause (a) and clause (c)(i) below (in the case of clause (c)(i), as such condition relates to any antitrust laws), the “Regulatory Condition”);

(b)

there have not been validly tendered in accordance with the terms of the Offer (and “received” as defined in Section 251(h) of the DGCL), that number of Shares that were not validly withdrawn and that, when added to any Shares owned by Parent and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, represent at least one more Share than 50% of the total number of Shares outstanding at the Offer Acceptance Time (the condition in this clause (b), the “Minimum Condition”);

(c)	any of the following conditions exist:

(i)

there is any Restraint in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer or any governmental body with competent jurisdiction has instituted any legal proceeding that would be a Restraint on any party’s ability to consummate the Offer or the Merger or that would be a Burdensome Condition;

(ii)

the representations and warranties of Poseida (I) set forth in the first sentence of Section 3.2(a) (Capitalization) and Section 3.2(b) (Capitalization) of the Merger Agreement are not true and correct in all respects (except for only de minimis inaccuracies) or Section 3.1 (Organization) (other than the last sentence thereof), Section 3.3(a) (Authorization; No Conflict), Section 3.3(b) (Authorization; No Conflict), Section 3.3(c)(i) (Authorization; No Conflict), Section 3.20 (Broker’s or Finder’s Fees), Section 3.21 (Opinion of Financial Advisor), Section 3.22 (Inapplicability of Anti-takeover Statute) and Section 3.23 (No Vote Required) of the Merger Agreement are not true and correct in all material respects, in each case in this clause (I) as of the date of the Merger Agreement and as of the expiration date of the Offer as though made as of such date, (II) set forth in the second sentence of Section 3.6 (Absence of Material Adverse Changes, etc.) of the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer as though made as of such date without disregarding the “Company Material Adverse Effect” qualification set forth therein and (III) set forth in the Merger Agreement, other than those described in clauses (I) and (II) above, are not true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and as of the expiration date of the Offer as though made as of such date, except, in the case of this clause (III), where the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect; provided in each case of clauses (I), (II) and (III) above that any such representations and warranties made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only;

(iii)

Poseida has failed to perform or comply in all material respects with its obligations or covenants under the Agreement that it is required to perform or comply with on or prior to the expiration date of the Offer and such failure to perform or comply with such obligations or covenants has not been cured prior to the expiration date of the Offer (the conditions set forth in clauses (ii) and (iii), collectively, the “Company Representations and Performance Closing Conditions”);

(iv)	since the date of the Merger Agreement, a Company Material Adverse Effect has occurred that is continuing;

(v)	the Merger Agreement has been terminated in accordance with its terms; or

(vi)

prior to the closing of the Offer, Poseida has not delivered to Parent a certificate, signed on behalf of Poseida by its chief executive officer or chief financial officer, that the conditions set forth in clauses (ii), (iii) and (iv) above are satisfied as of immediately prior to the expiration of the Offer.

Except for the Minimum Condition and the Regulatory Condition (to the extent related to applicable antitrust laws in the United States or the United Kingdom), the foregoing conditions are for the sole benefit of Offeror and Parent and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Offeror or Parent, in whole or in part at any time and from time to time prior to the expiration date of the Offer in the sole discretion of Offeror or Parent (other than the Minimum Condition and the Regulatory Condition (to the extent related to applicable antitrust laws in the United States or the United Kingdom), which may be waived by Offeror and Parent only with the prior written consent of Poseida which may be granted or withheld in Poseida’s sole discretion).

With respect to the Minimum Condition, the Supporting Stockholders have entered into Support Agreements with Parent and Offeror pursuant to which, among other things, each Supporting Stockholder has agreed to tender its Shares in the Offer. As of November 25, 2024, the Supporting Stockholders owned an aggregate of approximately 18.3% of all outstanding Shares. See “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreements.”

“Company Material Adverse Effect” means any event, condition, change, occurrence or development, circumstance or effect that, individually or in the aggregate, has had or would be reasonably expected to have a material adverse effect on (i) the business, operations, assets, liabilities or financial condition of Poseida and its subsidiaries, taken as a whole, or (ii) the ability of Poseida to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement and the CVR Agreement. The Merger Agreement specifies that with respect to clause (i) above, no event, condition, change, occurrence or development, circumstance or effect resulting directly or indirectly from or otherwise relating to any of the following will be deemed in and of itself, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has occurred, or would reasonably be expected to occur, a Company Material Adverse Effect:

(a) general political, economic or market conditions (including conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in the world, or changes therein, changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries) or general changes or developments in the industry in which Poseida and its subsidiaries operate;

(b) any act of terrorism, war (whether declared or not), cyberattack, national or international calamity, natural disaster, pandemic, epidemic or disease outbreak or any other similar event, or any worsening or escalation of such matters existing as of the date of the Merger Agreement;

(c) the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement or the announcement or pendency thereof, including to the extent so resulting in any loss of employees of Poseida or its subsidiaries or disruption in (or loss of) customer, supplier, distributor, landlord, partner, licensor, licensee, governmental body or similar relationships;

(d) any change in, or any action required to be taken in order to comply with any change in any law, GAAP or other applicable accounting regulations (or the enforcement or interpretation thereof);

(e) changes in the market price or trading volume of Poseida’s common stock (provided that the underlying cause of such change in price or trading volume may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect if such underlying cause is not otherwise expressly excluded under any of the exceptions set forth in this definition);

(f) any failure of Poseida to meet internal or analysts’ expectations or projections with respect to revenue, earnings or other financial or operational performance(provided that the underlying cause of such failure may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect if such underlying cause is not otherwise expressly excluded herein);

(g) the identity of, or any facts or circumstances relating to, Parent, Offeror or any of their respective affiliates, including any breach of the Merger Agreement by Parent or Offeror;

(h) the taking of any action expressly required by the Merger Agreement (including, without limitation, any actions taken in compliance with the Merger Agreement to obtain any approval or authorization for the consummation of the Offer or the Merger under the HSR Act and all other laws, including merger control laws, prohibiting, limiting, or promulgated or intended to govern conduct having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition) or expressly approved of in writing by Parent, or the failure to take any action expressly prohibited by the Merger Agreement (if Poseida timely requests a waiver or consent from Parent);

(i) any stockholder class action or derivative litigation commenced against Poseida since the date of the Merger Agreement and arising from allegations of breach of fiduciary duty of Poseida’s directors relating to their approval of the Merger Agreement or from allegations of false or misleading public disclosure by Poseida with respect to the Merger Agreement;

(j) the availability or cost of equity, debt or other financing to Parent, Offeror or the Surviving Corporation;

(k) to the extent not involving any wrongdoing by Poseida, any of its affiliates or officer, director or employee representatives acting on behalf of Poseida, or any other representatives of Poseida acting at the direction of Poseida and other than for purposes of determining the accuracy of any representation or warranty contained in Section 3.13 (Regulatory Matters) of the Merger Agreement as of the date of the Merger Agreement;

(1) regulatory, manufacturing or clinical changes, events or developments or other actions resulting from any nonclinical (including internal and external research and discovery) or clinical studies (including compassionate use studies) sponsored by Poseida or any competitor of Poseida, results of meetings with the FDA or other governmental body (including any communications from any governmental body in connection with such meetings), or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to Poseida’s or any competitor’s product candidates;

(2) the determination by, or the delay of a determination by, the FDA or any other governmental body, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of Poseida’s or any competitor’s product candidates; or

(3) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of Poseida’s products or product candidates, or any guidance, announcement or publication by the FDA or other governmental body relating to any product candidates of Poseida or any competitor; or

(l) any manufacturing or supply chain disruptions or delays in manufacturing validation affecting products or product candidates of Poseida.

The Merger Agreement further provides that any event, condition, change, occurrence or development, circumstance or effect set forth in clauses (a), (b), (d) or (l) above, may be taken into account to the extent such events, conditions, changes, occurrences or developments, circumstances or effects have a disproportionate adverse effect on Poseida and its subsidiaries, taken as a whole, relative to other participants in the industry in which Poseida and its subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether or not there has occurred a Company Material Adverse Effect.

16.	Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights

Regulatory Matters

General

Based on our examination of publicly available information filed by Poseida with the SEC and other publicly available information concerning Poseida, we are not aware of any governmental license or regulatory permit that appears to be material to Poseida’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. However, except as described below under “U.S. Antitrust,” there is no current intent to delay the acquisition of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Poseida’s business or certain parts of Poseida’s business might not have to be disposed of, any of which may give us the right to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, Poseida is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Poseida has represented to us in the Merger Agreement that, assuming certain representations and warranties made by Offeror and Parent are true and correct, it has taken sufficient action in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and the Support Agreements from the restrictions on business combination of Section 203 of the DGCL.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Poseida conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and Poseida intend to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on December 6, 2024. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on January 6, 2025, which is the first business day following a 30 calendar day waiting period that will commence from the day Parent makes such filing. The waiting period may be restarted if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 30-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is issued, the waiting period will be extended until 11:59 p.m., New York City time, 30 calendar days after substantial compliance with such request. Thereafter, closing may only be delayed by an agreement of Parent, Poseida, Offeror and the Antitrust Division or the FTC or enjoined by a court order, as applicable.

Other Antitrust Approvals

Except as described above, we are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

Regulatory Review

The Antitrust Division and the FTC frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Roche’s or Poseida’s assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If applicable waiting periods have not expired or been terminated or approvals or clearances required to consummate the Offer or the Merger have not been obtained, in each case in certain scheduled jurisdictions, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval or clearance has been obtained or such applicable waiting period has expired or been terminated. See “Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Regulatory Undertakings

We, Parent and Poseida have agreed to use reasonable best efforts to take, or cause to be taken all actions reasonably necessary or advisable to consummate and make effective in the most expeditious manner practicable the transactions contemplated by the Merger Agreement, including filing no later than December 10, 2024 submissions required to be filed under the HSR Act. Each of Parent and Offeror has also agreed to use its reasonable best efforts to accomplish the following: (i) file any necessary submissions as promptly as reasonably practicable under any other antitrust law relating to the Offer or the Merger, (ii) respond at the earliest practicable date to any requests for additional information made by the United States Department of Justice, the FTC, or any other governmental body relating to the Offer and the Merger, (iii) act in good faith and reasonably cooperate with the other parties in connection with any investigation by any governmental body under any antitrust law relating to the Offer and the Merger; (iv) furnish to each other all information required for any filing, form, declaration, notification, registration and notice under any antitrust law relating to the Offer and the Merger, subject to applicable laws and the advice of counsel, and (v) take all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or any other antitrust law relating to the Offer and the Merger as promptly as practicable. Parent, Offeror and Poseida have also agreed to use their reasonable best efforts to cooperate with each other: (1) to the extent permissible and advisable, permit the other party to participate in any substantive meeting or conversation with any governmental body in respect of any filings or inquiry under any antitrust law relating to the Offer and the Merger; (2) if attending a meeting, conference, or conversation with a governmental body under any antitrust law relating to the Offer and the Merger, from which the other party is prohibited by applicable law or by the applicable governmental body from participating in or attending, to keep the other reasonably apprised with respect thereto; and (3) to consult and cooperate with the other party in connection with any information or proposals submitted in connection with any proceeding, inquiry, or other proceeding under any antitrust law relating to the Offer and the Merger. In consultation with Poseida, Parent has determined no foreign antitrust laws are applicable to the Offer or the Merger.

The parties have also agreed to use reasonable best efforts (w) to give the other party reasonable prior notice of any material communication with, and any proposed understanding or agreement with, any governmental body regarding any investigations, proceedings, filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any material proposed communication, understanding or agreement with any governmental body, in each case under any antitrust law relating to the Offer and the Merger; (x) to the extent permissible and advisable, permit the other party to participate in any substantive meeting or conversation with any governmental body in respect of any filings or inquiry under any antitrust law relating to the Offer and the Merger; (y) if attending a meeting, conference, or conversation with a governmental body under any antitrust law relating to the Offer and the Merger, from which the other party is prohibited by applicable Law or by the applicable governmental body from participating in or attending, to keep the other reasonably apprised with respect thereto; and (z) to consult and cooperate with the other party in connection with any information or proposals submitted in connection with any proceeding, inquiry, or other proceeding under any antitrust law relating to the Offer and the Merger.

Notwithstanding the foregoing, Parent and Offeror are not obligated to (and, without Parent’s prior written consent, Poseida may not) take any of the following actions: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Poseida, Parent, Offeror or any of their respective affiliates; (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise to conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of Poseida, Parent, Offeror or any of their respective affiliates in any manner; (iii) imposing any restriction on the operation of the business or portion of the business of Poseida, Parent, Offeror or any of their respective affiliates, including by terminating, modifying, transferring, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Poseida, Parent, Offeror or any of their respective affiliates; or (iv) any other behavioral undertakings and commitments whatsoever, including creating or consenting to create any relationships, ventures, contractual rights, obligations, or other arrangements of Poseida, Parent, Offeror or any of their respective affiliates and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any governmental body in connection with any of the foregoing (any of the foregoing actions, a “Burdensome Condition”).

No Stockholder Approval

If the Offer is consummated, we do not anticipate seeking the approval of Poseida’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquiror equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the Offer Conditions, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Poseida stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available to you in connection with the Offer. However, if the Offer is successful and the Merger is consummated, the holders and beneficial owners of Shares who: (i) did not tender their Shares pursuant to the Offer; (ii) who properly demand appraisal of their Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware (the “Delaware Court”) and to receive a cash payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by the Delaware Court, as of the Merger Effective Time as determined by such court. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Delaware Court will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing such holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders and beneficial owners who did not tender in the Offer and demanded appraisal. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

The Schedule 14D-9 will constitute the formal notice of appraisal rights by Poseida to its stockholders in connection with the Merger under Section 262 of the DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified therein will result in the loss of appraisal rights under the DGCL. All references in Section 262 of the DGCL and in this Section 17 to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein.

As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, a stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which occurs when Offeror has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the mailing of the Schedule 14D-9, deliver to Poseida a written demand for appraisal of Shares held, which demand must reasonably inform Poseida of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the case of a demand for appraisal made by a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of the beneficial owner’s ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by Poseida and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court. If the Shares are owned of record or beneficially in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record or beneficially by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record or beneficial owners.

The foregoing description of the rights of Poseida’s stockholders and beneficial owners to appraisal rights under the DGCL is a summary of the procedures to be followed by the stockholders or beneficial owners of Poseida desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9. Additionally, the full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at delcode.delaware.gov/title8/c001/sc09/index.html#262).

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer (and do not subsequently validly withdraw such Shares prior to the Offer Acceptance Time), you will not be entitled to exercise appraisal rights with respect to such Shares, but, instead, upon the terms and subject to the Offer Conditions, you will receive the Offer Consideration for such Shares.

The foregoing summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners who are considering exercising their appraisal rights are urged to consult their respective legal advisors before electing or attempting to exercise such rights.

17.	Fees and Expenses

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Citibank, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror. We are not aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.

The Offer does not constitute a solicitation of proxies for any meeting of Poseida’s stockholders. Any solicitation of proxies which Parent, Offeror or any of their respective affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Offeror, Parent or any of their respective affiliates not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to the Schedule TO (including the exhibits to the Schedule TO, which include this Offer to Purchase and the related Letter of Transmittal). In addition, Poseida has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the

Exchange Act, together with exhibits thereto, setting forth the Poseida Board Recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained free of charge at the website maintained by the SEC at www.sec.gov and in the manner described in the sections titled “Section 8—Certain Information Concerning Poseida” and “Section 9—Certain Information Concerning Offeror and Parent”.

Blue Giant Acquisition Corp.

December 9, 2024

SCHEDULE I

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING

SHAREHOLDERS OF ROCHE HOLDING LTD

The name, age, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Roche Holding Ltd, of which Parent is a subsidiary, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Roche Holding Ltd. The business address of each director, executive officer and controlling shareholder is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk and controlling shareholders are identified with a cross.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Severin Schwan*	57	Dr. Schwan has been a director since 2013 and Chairman of the Board since 2023. From 2008 to 2023, Dr. Schwan served as Chief Executive Officer.	Austria, Germany, Switzerland

André Hoffmann*†	66	Mr. Hoffmann has been a director since 1996 and a Non-Executive Vice-President since 2006. Mr. Hoffmann has served as Non-Executive Vice-President of Givaudan Ltd. since March 2000. He has been President of Massellaz SA since November 1999.	Switzerland

Dr. Jörg Duschmalé*†	40	Dr. Duschmalé has been a director since 2020.	Switzerland

Dr. Patrick Frost*	56	Dr. Frost has been a director since 2020. He served as the Group Chief Executive Officer of Swiss Life, Zurich, from 2014 to 2024.	Switzerland

Anita Hauser*	55	Ms. Hauser has been a director since 2017. Since 2007 she has been a Member of the Board of Bucher Industries, Zürich, and has served as Vice Chairwoman since 2011.	Switzerland

Prof. Dr. Akiko Iwasaki*	54	Dr. Iwasaki has been a director since 2023. Dr. Iwasaki has served as a professor at the Yale University School of Medicine since 2016.	USA

Prof. Dr. Richard P. Lifton*	71	Prof. Dr. Lifton has been a director since 2015. Since 2016, he has served as Adjunct Professor of Genetics and Internal Medicine at Yale University School of Medicine. Prof Dr. Lifton has also served as the President of The Rockefeller University since 2016.	USA

Dr. Jemilah Mahmood*	65	Dr. Mahmood has been a director since 2022. From 2020 to 2021, Dr. Mahmood has served as Prime Minister of Malaysia, Special Advisor on Public Health. Since 2021, she has been an Executive Director for the Sunway Centre for Planetary Health.	Malaysia

Dr. Mark Schneider*	59	Dr. Schneider has been a director since 2023. From 2017 to 2024, he was CEO and a member of the Board of Directors of Nestlé S.A., Vevey.	Germany, USA

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Claudia Suessmuth Dyckerhoff*	57	Dr. Dyckerhoff has been a director since 2016. Dr. Dyckerhoff has been a Senior External Advisor to McKinsey & Company since 2016.	Germany

Dr. Thomas Schinecker	49	Dr. Schinecker has served as the Chief Executive Officer since 2023. He also served as Chief Executive Officer of Roche Diagnostics from 2019 to 2022 and as a member of the Corporate Executive Committee since 2019.	Austria, Germany
Teresa Graham	51	Ms. Graham has served at Roche Pharmaceuticals as CEO since 2023 and as Head of Global Product Strategy from 2019 to 2023. She has been a member of the Corporate Executive Committee since 2023.	USA

Matt Sause	47	Mr. Sause has served at Roche Diagnostics Basel as CEO since 2023. From 2019 to 2022, he served as President and CEO of Roche Diagnostics Corporation North America. He has been a member of the Corporate Executive Committee since 2023.	USA

Dr. Alan Hippe	57	Dr. Hippe has served as Chief Financial Officer and Chief Information Officer since April 2011 and has been a member of the Corporate Executive Committee since 2011.	Germany, Switzerland

Cristina A. Wilbur	57	Ms. Wilbur has served as Head of Group Human Resources and has been a member of the Corporate Executive Committee since 2016.	USA

Claudia Böckstiegel	60	Ms. Böckstiegel has served as General Counsel since April 2020. She also serves as a member of the Roche Enlarged Corporate Executive Committee. From 2016 to 2020, Ms. Böckstiegel served as Head of Legal Diagnostics at Roche Basel.	Germany and Switzerland

Prof. Dr. Hans Clevers	67	Prof. Dr. Clevers was a director from 2019 to 2022. From 2015 to 2022, he served as Principal Investigator of a research group at the Princess Máxima Center for Pediatric Oncology. Since 2022, he has served as Head of Pharma Research and Early Development (pRED) at Roche Basel and as a member of the Roche Enlarged Corporate Executive Committee.	The Netherlands

Dr. Levi Garraway	56	Dr. Garraway has served as Executive Vice-President, Head of Global Product Development and Chief Medical Officer since 2019. He also serves as a member of the Roche Enlarged Corporate Executive Committee.	USA

Silke Hörnstein	49	Ms. Hörnstein has served at Roche Basel since 2023 as Head of Corporate Strategy and Sustainability and served from 2021 to 2023 as Global Head Strategy and Transformation (Diagnostics) and 2018 to 2020 as Head of Digital Transformation and Diagnostics Program.	Germany

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
		Office. She also serves as a member of the Roche Enlarged Corporate Executive Committee.

Dr. Aviv Regev	53	Dr. Regev has served as Head of Genentech Research and Early Development (gRED) since 2020. She also serves as a member of the Roche Enlarged Corporate Executive Committee. From 2015 to 2020, Dr. Regev served as Investigator at the Howard Hughes Medical Institute.	Israel and USA

Barbara Schädler	62	Ms. Schädler has served as Head of Group Communications and as a member of the Roche Enlarged Corporate Executive Committee since October 2019.	Germany
Boris L. Zaïtra	52	Mr. Zaïtra serves as Head of Corporate Business Development at Roche Basel and previously served at Roche Basel as Head of Group Business Development / M&A from 2012 to 2024. He also serves as a member of the Roche Enlarged Corporate Executive Committee.	France

Dr. Andreas Oeri†	75	Dr. Oeri is an orthopedic surgeon.	Switzerland

Vera Michalski-Hoffmann†	70	Ms. Michalski-Hoffmann has served as Head of Libella SA, a publishing group since 2000.	Switzerland

Marie-Anne (Maja) Hoffmann†	68	Ms. Hoffmann is President of the Board of Foundation, LUMA Foundation.	Switzerland

Sabine Duschmalé-Oeri†	74	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.	Switzerland

Catherine Oeri Kessler†	73	Ms. Oeri is a therapist. She is also Chairman of Foundation Board of Stiftung Wolf. She is also a Member of the Board of the Basel Zoo.	Switzerland

Lukas Duschmalé†	39	Mr. Duschmalé is an entrepreneur.	Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director and executive officer of Parent is Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Thomas Schinecker*	49	Dr. Schinecker has served as director since 2023 and President and Chairman of the Board since 2023. Dr. Schinecker has served as the Chief Executive Officer of Roche Holding Ltd since 2023. He also served as Chief Executive Officer of Roche Diagnostics from 2019 to 2022 and as a member of the Corporate Executive Committee of Roche Holding Ltd since 2019.	Austria, Germany

Dr. Alan Hippe*	57	Dr. Hippe has served as director and Vice President since 2011. Dr. Hippe has also served as Chief Financial Officer and Chief Information Officer of Roche Holding Ltd since 2011, and is a member of its Corporate Executive Committee.	Germany

Roger Brown*	63	Mr. Brown has served as director since 2011 and serves as Vice President, Tax and Assistant Secretary. He has also served as Executive Director of Tax for Genentech, Inc. since 2020 and, prior to that, as Senior Director of Tax for Genentech, Inc. since 2011. Mr. Brown has served as a director and as Vice President, Treasurer and Assistant Secretary of Offeror since 2024.	USA

Sean A. Johnston, J.D., Ph.D.*	66	Mr. Johnston has served as director, General Counsel, Vice President and Secretary since 2017. Mr. Johnston has served as General Counsel and Senior Vice President at Genentech, Inc. since 2007, where he has also served as Chief Compliance Officer, Head of Legal Affairs—Pharma North America and Corporate Secretary since 2017. Mr. Johnston has served as a director and as President and Secretary of Offeror since 2024.	USA

Scott Wilson*	54	Scott Wilson has served as a director and as Vice President, Treasurer and Assistant Secretary since 2023.	USA

Gillian Chambers-Harris*	49	Gillian Chambers-Harris has served as a director since 2023.	USA

DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with us. The business address of each director and executive officer of Offeror is Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Sean A. Johnston, J.D., Ph.D.*	66	Mr. Johnston has served as director, President and Secretary since 2024. He has served as General Counsel and Senior Vice President at Genentech, Inc. since 2007, where he has also served as Chief Compliance Officer, Head of Legal Affairs—Pharma North America, and Corporate Secretary since 2017. He serves as director, General Counsel, Vice President and Secretary of Parent.	USA

Roger Brown*	63	Mr. Brown has served as director and Vice President, Treasurer and Assistant Secretary since 2024. Mr. Brown has also served as director of Parent since 2011 and serves as Vice President, Tax and Assistant Secretary of Parent. He has also served as Executive Director of Tax for Genentech, Inc. since 2020 and, prior to that, as Senior Director of Tax for Genentech, Inc. since 2011.	USA

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Citibank, N.A.

By Mail: Citibank, N.A. P.O. Box 219287 Kansas City, MO 64121-9287 Ref: Poseida Therapeutics, Inc.	By Overnight Mail: Citibank, N.A. 801 Pennsylvania Ave, Suite 219287 Kansas City, MO 64105-1307 Ref: Poseida Therapeutics, Inc.

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com